EXHIBIT 1
GLAMIS GOLD LTD.
5190 Neil Rd. Suite 310
Reno, Nevada USA 89502
ANNUAL INFORMATION FORM
For the year ended December 31, 2005
Dated March 6, 2006

GLOSSARY

Contained Ounces:	The ounces of metal in reserves obtained by multiplying tonnage by grade.

Cut-off Grade:	The grade below which mineralized material will be considered waste rather than ore.

Development:	The preparation of a known commercially mineable deposit for mining.

Doré:	A precious metals smelter product in bar or button form that is subsequently refined to high purity gold and silver.

Geochemical Survey:	The sampling of rocks, stream sediments, and soils in order to locate anomalous concentrations of metallic elements or minerals. The samples are usually assayed by various methods to determine the quantities of elements or minerals in each sample.

Geophysical Survey:	The exploration of an area in which physical properties relating to geology are used. Geophysical methods include seismic, magnetic, gravity and induced polarization techniques.

Gold Equivalent Ounces	The number of ounces of gold that is represented by an amount of silver based on the ratio of the price of an ounce of silver to the price of an ounce of gold.

Grams per tonne (gm/mt)	Grams of metal per metric tonne of material. 31.103 grams equals one troy ounce.

Indicated Mineral Resource(1):	That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resource(1):	That part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Measured Mineral Resource(1):	That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mineralized:	Mineral-bearing; the metallic minerals may have been either a part of the original rock unit or injected at a later time.

Net Smelter Returns:	Gross sales proceeds received from the sale of production obtained from a property, less the costs of insurance, smelting, refining (if applicable) and the cost of transportation of production from the mine or mill to the point of sale.

Ore:	A metal or mineral or a combination of these of sufficient value as to quality and quantity to enable it to be mined and processed at a profit.

Ore Body:	The portion of a mineralized deposit that can be economically mined and processed for a profit.

Probable Mineral Reserve(1):	The economically mineable part of an Indicated and in some circumstances a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven Mineral Reserve(1):	The economically mineable part of a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Oz/t:	Troy ounces of metal per ton of material. One oz/t is equivalent to 31.103 grams per ton or 34.286 grams per tonne.

Patented Mining Claim:	A mineral claim which has been surveyed, and which grants ownership of the land within the surveyed area to the grantee.

Recovery Rate:	The percentage of metals or minerals which are recovered from ore during processing.

Reserves:	Combined proven and probable mineral reserves.

Stripping Ratio:	The ratio of waste rock to ore that will be experienced in mining an ore body.

Unpatented Mining Claim:	A mineral claim located on land owned by the United States which grants the exclusive possession of the minerals in place within the claim area to the recorded owner.

(1)	The definitions of proven and probable mineral reserves, and measured, indicated and inferred mineral resources are set forth in National Instrument 43-101, Standards of Disclosure for Mineral Projects of the Canadian securities administrators which contains the parameters of disclosure for issuers engaged in significant mining operations. A reader in the United States should be aware that the definition standards enunciated in National Instrument 43-101 differ in certain respects from those set forth in SEC Industry Guide 7.

CURRENCY AND FINANCIAL INFORMATION
All currency amounts in this Annual Information Form are expressed in United States dollars, unless otherwise noted.
The financial information included herein is presented in accordance with accounting principles generally accepted in Canada. Differences between accounting principles generally accepted in Canada and those in the United States, as applicable, are explained in Note 15 of the Notes to the Consolidated Financial Statements of the Company. Reference is made to pages 31 through 50 of the 2005 Annual Report to Shareholders, which is incorporated herein by reference.
Forward-Looking Statements
Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes”, or variation of such words and phrases that refer to certain actions, events or results to be taken, occur or achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual results of exploration activities, actual results of reclamation activities, the estimation or realization of mineral reserves and resources, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, requirements for additional capital, future prices of gold, possible variations in ore grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labor disputes and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, the Company’s hedging practices, currency fluctuations, title disputes or claims limitations on insurance coverage and the timing and possible outcome of pending litigation, as well as those factors discussed under Item 5 in the section entitled “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements contained herein and in the Company’s other filings incorporated by reference.

ITEM 3: CORPORATE STRUCTURE
Glamis Gold Ltd. (the “Company”) was incorporated under the laws of the Province of British Columbia on September 14, 1972 under the name Renniks Resources Ltd. (N.P.L.). Since incorporation, the Company has undergone several capital reorganizations and on December 12, 1977 the name of the Company was changed to Glamis Gold Ltd.
The Company’s principal and executive offices are located at 5190 Neil Road, Suite 310, Reno, Nevada, USA 89502. The Company’s registered address is 1500-1055 West Georgia St., P.O. Box 11117, Vancouver, British Columbia, Canada V6E 4N7.
The Company’s operations are conducted through several subsidiaries, all of which are wholly-owned. The significant subsidiaries are shown below:

Name	Jurisdiction of Incorporation
Entre Mares de Guatemala S.A.	Guatemala
Glamis de Mexico, S.A. de C.V.	Mexico
Glamis Gold, Inc.	Nevada
Glamis Holdings (Cayman) Ltd.	Cayman Islands
Glamis Imperial Corporation	Nevada
Glamis Marigold Mining Company	Nevada
Glamis Rand Mining Company	Nevada
International Mineral Finance Corporation	Barbados
Minas de la Alta Pimeria, S.A. de C.V.	Mexico
Minerales Entre Mares de Honduras S.A.	Honduras
Montana Exploradora de Guatemala S.A.	Guatemala
Peridot, S.A.	Guatemala
In this Annual Information Form, unless the context indicates otherwise, the term the “Company” refers to the Company together with all of its subsidiaries.
ITEM 4: GENERAL DEVELOPMENT OF THE BUSINESS
Summary of Business
The Company is engaged in exploration, mine development, and the mining and extraction of precious metals.
The Company’s approach to the acquisition of mining properties has generally been to review undeveloped precious metal properties that others have explored in sufficient detail to demonstrate that the properties have significant potential gold mineralization or to review companies which own such properties. In 1998, a strategic plan was adopted to seek out growth opportunities to take advantage of lower acquisition costs available as a result of the lower gold price and weak junior share market conditions at that time. To that end, the Company completed the acquisition of Mar-West Resources Ltd. in October 1998, the acquisition of Rayrock Resources Inc. in February 1999, the acquisition of Cambior de Mexico, S.A. de C.V. in May 2000, and the acquisition of Francisco Gold Corp. in July 2002 (discussed below).
On July 16, 2002, the Company completed the acquisition by way of a plan of arrangement with Francisco Gold Corp. (“Francisco”), a British Columbia, Canada public company. Francisco’s principal assets were the El Sauzal gold project in Chihuahua, Mexico and the Marlin gold and silver project in Guatemala.

Under the plan of arrangement, each issued Francisco share was exchanged for 1.55 common shares of the Company, one share in Chesapeake Gold Corp. (“Chesapeake”), a new exploration company formed by Francisco, and a right to receive an additional fraction of a Company common share upon the cancellation of certain Company common shares that were held in escrow
During 2003, the Company paid $1.6 million to Chesapeake and issued 2.2 million common shares of the Company valued at $20.7 million to former shareholders of Montana Gold Corp. upon filing of a technical report with the Toronto Stock Exchange establishing the reserves at Marlin, pursuant to the terms of the 2002 plan of arrangement with Francisco.
Under a Share Purchase Agreement effective February 12, 2003, the Company sold its 50% interest in the Cerro San Pedro Project to Metallica Resources Inc. (“Metallica”) for proceeds of $13.0 million plus additional payments of $5.0 million based on the project being put into commercial production, and a net smelter return royalty of up to 2%, depending on the price of gold. The Company received $2.0 million on closing of this transaction, $5.0 million on August 12, 2003, and received $6.0 million on February 12, 2004. On March 24, 2004, the Company sold the royalty to Metallica for $2.25 million and received the $5.0 million contingent payments due under the Share Purchase Agreement.
On February 24, 2006 the Company announced that it has entered into an agreement whereby the Company will acquire all of the issued and outstanding shares of Western Silver Corporation (“Western Silver”), a British Columbia, Canada corporation, pursuant to a plan of arrangement. Western Silver’s principal asset is the Peñasquito development project in Zacatecas, Mexico.
Under the agreement, the Company is offering to exchange 0.688 of a common share of the Company for each issued Western Silver share. Prior to the Company’s acquisition of all of the issued and outstanding shares of Western Silver, Western Silver will transfer approximately Cdn.$38.8 million in cash and two properties located in Canada and Mexico to a new exploration company, anticipated to be named Western Copper Corporation (“Western Copper”). The current shareholders of Western Silver will receive, in addition to the 0.688 of a common share of the Company, one share of Western Copper for each share of Western Silver owned. Initially the Company will not have an interest in Western Copper but will retain a right to acquire a 5% stake in Western Copper.
The Company anticipates it will issue approximately 33.4 million common shares and 1.8 million option rights under the terms of the agreement. Completion of the transaction is subject to execution of a definitive agreement and approval by Western Silver shareholders and regulatory authorities.
The Board of Directors of each company has unanimously approved the transaction. All officers and directors of Western Silver have agreed to enter into lock-up and support agreements with the Company under which they will vote in favor of the transaction. If Western Silver terminates the transaction as a result of a superior offer, the Company is to receive a termination fee equal to 3.5% of the market capitalization of Western Silver at the time of the termination.
In 2005, the Company produced gold primarily from the El Sauzal Mine in Mexico, the Marigold Mine, located in Nevada and the San Martin Mine, located in Honduras. During the fourth quarter of 2005 the Company completed construction of the Marlin Mine in Guatemala and began commercial production of gold and silver. See Item 5, “Producing Properties”, for a description of the mines and processing facilities. The Company also holds a 100% interest in the Cerro Blanco Project in Guatemala and a property located in Imperial County, California (the “Imperial Project”). See “Other Projects” under Item 5 for a description of these projects.

ITEM 5: NARRATIVE DESCRIPTION OF THE BUSINESS
The Company is engaged in exploration, mine development, and the mining and extraction of precious metals. At the Company’s operating mines, the methods currently used are open-pit and underground mining with heap leach processing or conventional milling. See Item 5, “Operating Summary - Processing”, for a description of the processes. The Company has mines in Nevada, U.S.A., Mexico, Guatemala and Honduras. Information regarding operating segments and geographic information can be found in Note 13 “Segmented Information” of the Notes to the Consolidated Financial Statements that are incorporated herein by reference.
Uses of Gold
Gold bullion is used as an investment as well as in product fabrication, primarily carat jewelry, but with additional applications in electronics, dentistry, official coins, medallions, and other miscellaneous industrial uses.
Gold Sales
The doré produced by the El Sauzal, Marigold and Marlin mines and gold precipitates produced at the San Martin Mine are further refined by third parties before being sold as bullion (usually 99.9% purity). The bullion is then sold to one of various precious metal merchants for delivery to the London, U.K. market. For more information on the Company’s hedging policy see the discussion under “Risk Factors — Gold price volatility” below.
The average London Bullion Market P.M. price for 2005 was $444 per ounce of gold, compared to $409 and $363 per ounce for each of 2004 and 2003, respectively. The following table sets forth for the calendar years indicated the annual high and low gold prices per troy ounce on the London Bullion Market.

Calendar Year	London Bullion Market P.M. Fixing
	High	Low
2005	$536.50	$411.10
2004	454.20	375.00
2003	416.25	319.90
2002	349.30	281.65
2001	293.25	255.95
2000	312.70	263.80
1999	326.25	252.80
1998	312.90	273.40
1997	366.55	283.00
1996	414.80	367.40
The London P.M. fixing price for gold on December 29, 2005 was $513.00 per ounce and on March 6, 2006 the London P.M. fixing price was $565.25 per ounce.
Risk Factors
The Company’s mining operations are subject to the normal risks of mining, and its profits are subject to numerous factors beyond the Company’s control. Certain of these risk factors are discussed below.
Gold price volatility
Gold prices historically have fluctuated widely and are affected by numerous factors outside of the Company’s control including industrial and retail demand, central bank lending, sales and purchases of gold, forward sales of gold by producers and speculators, levels of gold production, short-term changes in supply and demand because of speculative hedging activities, confidence in the global monetary system, expectations of the future rate of inflation, the strength of the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and global or regional political or economic events.
The profitability of the Company’s operations is directly related to the market price of gold. If gold prices decline for a substantial period below the cost of production of any or all of the Company’s operations, it may not be economically feasible to continue production at such sites. This would materially and adversely affect production, earnings and the Company’s financial position. A decline in the market price of gold may also require the Company to write-down its mineral reserves which would have a material and adverse effect on its earnings and financial position. Should any significant writedown in reserves be required, material writedowns of the Company’s investment in the affected mining properties and increased amortization, reclamation and closure charges may be required.
The Company’s current hedging policy, approved by the Board of Directors, gives management the discretion to commit up to 60% of planned gold production and up to 90% of planned silver production for up to five years. Management is authorized to use any combination of spot, forward, spot deferred forwards and put or call options. Although this is the approved policy, management’s current intention and practice is to not hedge any part of the Company’s gold or silver production and the Company currently has no hedging contracts in place. Since the Company does not currently engage in precious metals hedging activities, the Company’s exposure to the impact of gold and silver price volatility is higher and thus can have a direct impact on its profitability.
Further, if revenue from metal sales declines, the Company may experience liquidity difficulties. This may reduce its ability to invest in exploration and development which would materially and adversely affect future production, earnings and the Company’s financial position.
Mining risks
The business of gold mining involves many risks and hazards, including environmental hazards, industrial accidents, labour force disruptions, the unavailability of materials and equipment, unusual or unexpected rock formations, pit slope failures, changes in the regulatory environment, weather conditions, cave-ins, rock bursts, water conditions and gold bullion losses. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. As a result, the Company may incur significant costs that could have a material adverse effect upon its financial performance, liquidity and results of operations.
Production estimates
The Company prepares estimates of future production for its various operations. The Company cannot give any assurance that it will achieve its production estimates. The failure of the Company to achieve its production estimates could have a material and adverse effect on any or all of its future cash flows, results of operations and financial condition. These production estimates are dependent on, among other things, the accuracy of mineral reserve estimates, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions and physical characteristics of ores, such as hardness and the presence or absence of particular metallurgical characteristics and the accuracy of estimated rates and costs of mining and processing.
The Company’s actual production may vary from its estimates for a variety of reasons, including, actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned; mine failures, slope failures or equipment failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, blizzards, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; shortages of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; labor shortages or strikes; civil disobedience and protests; and restrictions or regulations imposed by government agencies or other changes in the regulatory environments. Such occurrences could result in damage to mineral properties, interruptions in production, injury or death to persons, damage to property of the Company or others, monetary losses and legal liabilities. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable, forcing the Company to cease production. Each of these factors also applies to the Company’s sites not yet in production and to operations that are to be expanded. In these cases, the Company does not have the benefit of actual experience in verifying its estimates, and there is a greater likelihood that actual production results will vary from the estimates.
It is not unusual in new mining operations to experience unexpected problems during the start-up phase. Depending on the price of gold or other minerals, the Company may determine that it is impractical to commence or, if commenced, to continue commercial production at a particular site.
Mine development
The Company’s ability to sustain or increase its present levels of production is dependent upon the successful development of new producing mines and/or identification of additional reserves at existing mining operations. If the Company is unable to develop new ore bodies, it will not be able to sustain present production levels. Reduced production could have a material and adverse impact on future cash flows, results of operations and financial condition.
Feasibility studies are used to determine the economic viability of a deposit. Many factors are involved in the determination of the economic viability of a deposit, including the achievement of satisfactory mineral reserve estimates, the level of estimated metallurgical recoveries, capital and operating cost estimates and the estimate of future metals prices. Capital and operating cost estimates are based upon many factors, including anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, ground and mining conditions, expected recovery rates of the gold from the ore and anticipated environmental and regulatory compliance costs. Each of these factors involves uncertainties and as a result, the Company cannot give any assurance that its development or exploration projects will become operating mines. If a mine is developed, actual operating results may differ from those anticipated in a feasibility study.
Mineral reserves and resources estimates
The figures presented for both mineral reserves and mineral resources herein and in the documents incorporated herein by reference are only estimates. The estimating of mineral reserves and mineral resources is a subjective process and the accuracy of reserve and resource estimates is a function of the quantity and quality of available data and the assumptions used and judgments made in interpreting engineering and geological information. There is significant uncertainty in any reserve or resource estimate, and the actual deposits encountered and the economic viability of mining a deposit may differ materially from the Company’s estimates.
Estimated mineral reserves or mineral resources may have to be recalculated based on changes in metals prices, further exploration or development activity or actual production experience. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence reserve or resource estimates. Market price fluctuations for gold, increased production costs or reduced recovery rates, or other factors may render the present proven and probable mineral reserves of the Company uneconomical or unprofitable to develop at a particular site or sites. A reduction in estimated reserves could require material writedowns in the Company’s investment in the affected mining properties and increased amortization, reclamation and closure charges.

Competition for mining claims and mining assets
The Company competes with other mining companies and individuals for mining claims and leases on exploration properties and the acquisition of mining assets. Some of the companies with which the Company competes have significantly greater financial, management and technical resources than the Company, and may use these resources to their advantage when competing with the Company for such opportunities. The Company cannot give any assurance that it will continue to be able to compete successfully with its competitors in acquiring attractive mineral properties and assets.
Exploration projects
Mineral exploration is highly speculative in nature. The Company’s exploration projects involve many risks and success in exploration is dependent upon a number of factors including, but not limited to, quality of management, quality and availability of geological expertise and availability of exploration capital. The Company cannot give any assurance that its future exploration efforts will result in the discovery of a mineral reserve or resource, or that its current and future exploration programs will result in the expansion or replacement of current production with new proven and probable mineral reserves. The Company cannot give assurance that its exploration programs will be able to extend the life of its existing properties or result in the discovery of new producing mines.
Future capital requirements
As of December 31, 2005, the Company had cash and cash equivalents of approximately $32.1 million and working capital of approximately $36.7 million. Capital expenditures and funds for exploration in 2006 are estimated to be approximately $64.4 million. The Company intends to use its working capital together with its future cash flows to finance continued development and expansion at the operating mines, to fund exploration and feasibility work and for general corporate purposes. The Company also has financing available under the terms of its revolving credit agreement (see Item 15 — “Material Contracts”).
The Company may have further capital requirements to the extent it decides to develop other properties or to take advantage of opportunities for acquisitions, joint ventures or other business opportunities that may be presented to it. In addition, the Company may incur major unanticipated liabilities or expenses.
The Company may be required to obtain additional financing in the future to fund future exploration and development activities or acquisitions of additional properties or other interests that may be appropriate to enhance the Company’s financial or operating interests. The Company has historically raised capital through equity financing and in the future may raise capital through equity or additional debt financing, joint ventures, production sharing arrangements or other means. There can be no assurance that the Company will be able to obtain necessary financing in a timely manner on acceptable terms, if at all.
Government regulations
The Company’s mining operations and exploration and development activities are subject to extensive laws and regulations governing health and worker safety, employment standards, waste disposal, protection of the environment, protection of historic and archeological sites, mine development and protection of endangered and protected species and other matters. Each jurisdiction in which the Company has properties, including the United States, Mexico, Honduras and Guatemala, regulates mining activities. The Company generally requires permits from authorities in these jurisdictions to authorize the Company’s operations. These permits relate to virtually every aspect of the Company’s exploration, development, production and reclamation activities. It is possible that future changes in applicable laws, regulations or changes in their enforcement or regulatory interpretation could result in changes in legal requirements or in the terms of existing permits applicable to the Company or its properties which could have a significant adverse impact on the Company’s current operations or planned development projects.
Obtaining necessary permits can be a complex, time consuming process and the Company cannot predict whether necessary permits will be obtainable on acceptable terms, in a timely manner or at all. The costs and delays associated with obtaining necessary permits and complying with these permits and applicable laws and regulations could stop or materially delay or restrict the Company from proceeding with the development of a project or the operation or further development of a mine. Any failure to comply with applicable laws and regulations or permits, even if inadvertent, could result in interruption or closure of exploration, development or mining operations or material fines, penalties or other liabilities.
Title matters
Acquisition of title to mineral properties in all jurisdictions where the Company operates is a very detailed and time-consuming process. The Company has acquired substantially all of its mineral properties through acquisitions. Although the Company has investigated title to all of its mineral properties, the Company cannot give any assurance that title to such properties will not be challenged or impugned. The properties may have been acquired in error from parties who did not possess transferable title, may be subject to prior unregistered agreements or transfers, and title may be affected by undetected defects or aboriginal, indigenous peoples or native land claims.
Portions of the Company’s mineral reserves come from unpatented mining claims in the United States. There is a risk that any of the Company’s unpatented mining claims could be determined to be invalid, in which case the Company could lose the right to mine mineral reserves contained within those mining claims. Unpatented mining claims are created and maintained in accordance with the General Mining Law of 1872. Unpatented mining claims are unique U.S. property interests, and are generally considered to be subject to greater title risk than other real property interests due to the validity of unpatented mining claims often being uncertain. This uncertainty arises, in part, out of the complex federal and state laws and regulations under the General Mining Law of 1872. Unpatented mining claims are always subject to possible challenges of third parties or contests by the federal government. The validity of an unpatented mining claim, in terms of both its location and its maintenance, is dependent on strict compliance with a complex body of federal and state statutory and decisional law.
In recent years, the U.S. Congress has considered a number of proposed amendments to the General Mining Law of 1872. If adopted, such legislation, among other things, could impose royalties on gold production from unpatented mining claims located on U.S. federal lands, result in the denial of permits to mine after the expenditure of significant funds for exploration and development, reduce estimates of mineral reserves and reduce the amount of future exploration and development activity on U.S. federal lands all of which could have a material and adverse affect on the Company’s cash flows, results of operations and financial condition.
In Honduras, site of the San Martin Mine, all mineral resources are owned by the state. Title to minerals can be held separately from title to the surface. Rights to explore for and to extract minerals are granted by the state through issuance of mining concessions. The Company has received its mining concessions for the San Martin Mine. The term of these concessions is indefinite, remaining in force as long as the Company meets its legal obligations. The Company has also acquired surface rights from private owners in the mining and processing areas at the San Martin site. However, there are few surveys and many of the tracts of land have no written title documents. Accordingly, there is a risk that the Company may not own good and marketable title to the surface rights necessary to conduct operations at the San Martin site.

In Mexico, site of the El Sauzal Mine, all mineral resources are owned by the state. Title to minerals can be held separately from title to the surface. Mining rights take precedence over surface rights. Rights to explore for and to extract minerals are granted by the state through issuance of mining concessions. Exploration concessions are granted for six years. Exploitation concessions are granted for a period of 50 years.
In Guatemala, site of the Marlin Mine and the Cerro Blanco Project, mineral rights are held by the state, and surface rights can be privately held. The government grants exploration concessions of up to 100 square kilometres for a term of three years, with 2 two-year extensions available. Exploitation concessions are granted for 25 years, with one additional extension of 25 years available. The Company has also acquired surface rights from private owners in the mining and processing areas at the Marlin Mine. However, there are few surveys and most of the tracts of land have no written title documents. Accordingly, there is a risk that the Company may not own good and marketable title to the surface rights necessary to conduct operations at the Marlin Mine.
Environmental risks
Mining operations have inherent risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production. Laws and regulations involving the protection and remediation of the environment and the governmental policies for implementation of such laws and regulations are constantly changing and are generally becoming more restrictive. The Company has made, and expects to make in the future, significant expenditures to comply with such laws and regulations. The Company cannot give any assurance that notwithstanding its precautions and history of activities, environmental pollution will not materially and adversely affect its financial condition and its results from operations.
The Company is required to submit, for government approval, a reclamation plan that establishes the Company’s obligation to reclaim property after the minerals have been mined from the site. Reclamation by the Company of its mining sites takes place during and after the active life of the mine. In accordance with applicable laws, bonds or other forms of financial assurances have been provided by the Company for the reclamation of its mine sites. The Company may incur costs in connection with these reclamation activities in excess of such bonds or other financial assurances, which costs may have a material adverse effect on the Company’s earnings and financial condition.
Leakage of heap leaching solutions could cause environmental damage. The old milling operations at the Company’s Dee and Marigold mines have tailing impoundments that have known leakage as detected by monitoring wells. The Company does not believe that groundwater resources have been affected and the Company has successfully completed remediation measures to halt the leakage as approved by the Nevada Department of Environmental Protection (“NDEP”).
During the year ended December 31, 2005, the Company reported a total of 9 minor cyanide and 32 fuel/oil/antifreeze spills. In all cases, the appropriate authorities were notified, clean-up was undertaken immediately, and no contamination of ground or surface waters occurred. Measures, including procedural changes and education, were taken to prevent re-occurrence of the incidents. No further action is expected with respect to any of the occurrences
Environmental laws and regulations are evolving in all jurisdictions where the Company has activities. The Company is not able to determine the specific impact that future changes in environmental laws and regulations may have on its operations and activities, and the Company’s resulting financial position; however, it is anticipated that capital expenditures and operating expenses will increase in the future as a result of the implementation of new and increasingly stringent environment regulation. Further changes in environmental laws, new information on existing environmental conditions or other events, including legal proceedings based upon such conditions or an inability to obtain necessary permits, could require increased financial reserves or compliance expenditures or otherwise have a material adverse effect on the Company. Changes in environmental legislation could also have a material adverse effect on methods of production.
At the corporate level, an Environmental Policy is in place to assure measurable standards for internal environmental audits for review by the Environment Committee of the Board of Directors. The Committee has been active and is satisfied the Company is complying with regulatory parameters, however, due to the nature of mining, no assurance can be given that significant unanticipated costs will not be incurred to remediate damage to the environment caused by the Company’s operations.
Litigation Risks
All industries, including the mining industry, are subject to legal claims, with and without merit. The Company is involved in various routine legal proceedings, which include labor matters such as unfair termination claims, supplier matters and property issues incidental to the Company’s business. The Company believes it is unlikely that the final outcome of these legal proceedings will have a material adverse effect on the Company’s financial position or results of operations. However, defense and settlement costs can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, there can be no assurance that the resolution of any particular legal proceeding will not have a material effect on the Company’s financial position or results of operations. Refer to Item 12-“Legal Proceedings” for details of any current actions pending.
Estimates and assumptions employed in the preparation of financial statements
The preparation of its consolidated financial statements requires the Company to use estimates and assumptions that affect the reported amounts of assets and liabilities as well as revenues and expenses. The Company’s accounting policies are described in Note 2 of the Notes to the Consolidated Financial Statements of the Company. The Company’s accounting policies relating to work-in-progress inventory valuation, depreciation and amortization of mineral property, plant and equipment, and site closure and reclamation accruals are critical accounting policies that are subject to estimates and assumptions regarding reserves, recovery rates, future gold prices and future mining activities.
The Company records the cost of mining ore stacked on its leach pads and stock-piled or in-circuit at the El Sauzal and Marlin mills as work-in-progress inventory, and values work-in-progress inventory at the lower of cost or estimated net realizable value. These costs are charged to earnings and included in cost of sales on the basis of ounces of gold recovered. The assumptions used in the valuation of work-in-progress inventories include estimates of gold contained in the ore stacked on leach pads, assumptions of the amount of gold stacked that is expected to be recovered from the leach pads, the amount of gold stock-piled and in the El Sauzal and Marlin mill circuits and an assumption of the gold price expected to be realized when the gold is recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-progress inventories, which would reduce the Company’s earnings and working capital.
The Company records mineral property acquisition costs and mine development costs at cost. In accordance with Canadian generally accepted accounting principles, the Company capitalizes pre-production expenditures net of revenues received, until the commencement of commercial production. A significant portion of the Company’s mineral property, plant and equipment are depreciated and amortized on a unit-of-production basis. Under the unit-of-production method, the calculation of depreciation, depletion and amortization of mineral property, plant and equipment is based on the amount of reserves expected to be recovered from each location. If these estimates of reserves prove to be inaccurate, or if the Company revises its mining plan for a location, due to reductions in the price of gold or otherwise, to reduce the amount of reserves expected to be recovered, the Company could be required to write-down the recorded value of its mineral property, plant and equipment, or to increase the amount of future depreciation, depletion and amortization expense, both of which would reduce the Company’s earnings and net assets. In addition, generally accepted accounting principles require the Company to consider at the end of each accounting period whether or not there has been an impairment of the capitalized mineral property, plant and equipment. For producing properties, this assessment is based on expected future cash flows to be generated from the location. For non-producing properties, this assessment is based on whether factors that may indicate the need for a write-down are present. If the Company determines there has been an impairment because its prior estimates of future cash flows have proven to be inaccurate, due to reductions in the price of gold, increases in the costs of production, reductions in the amount of reserves expected to be recovered or otherwise, or because the Company has determined that the deferred costs of non-producing properties may not be recovered based on current economics or permitting considerations, the Company would be required to write-down the recorded value of its mineral property, plant and equipment, which would reduce the Company’s earnings and net assets.
The Company has an obligation to reclaim its properties after the minerals have been mined from the site, and has estimated the costs necessary to comply with existing reclamation standards. Effective January 1, 2004, the Company retroactively adopted the Canadian Institute of Chartered Accountants Handbook Section 3110, “Asset Retirement Obligations” (“HB 3110”). HB 3110 requires that the fair value of a liability for an asset retirement obligation, such as site closure and reclamation costs, be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company is required to record the estimated present value of future cash flows associated with site closure and reclamation as a liability when the liability is incurred and increase the carrying value of the related assets for that amount. Subsequently, these asset retirement costs will be amortized to expense over the life of the related assets using the unit-of-production method. At the end of each period, the liability is increased to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying any initial fair value measurements (additional asset retirement costs). If these estimates of future cash flows or of recoverable mineral resources prove to be inaccurate, the Company could be required to write down the recorded value of its mineral property or increase the amount of future depreciation and accretion expense, or both, all which would reduce the Company’s earnings and net assets.
Currency fluctuations
Currency fluctuations may affect the costs that the Company incurs at its operations. Gold is sold throughout the world based principally on a U.S. dollar price, but a portion of the Company’s operating expenses are incurred in non-U.S. dollar currencies. The appreciation of non-U.S. dollar currencies in those countries where the Company has mining operations against the U.S. dollar would increase the costs of gold production at such mining operations which could materially and adversely affect the Company’s earnings and financial condition.
Risks related to the Company’s foreign investments and operations
The Company conducts mining, development or exploration activities in the United States, Mexico, Honduras and Guatemala. The Company’s foreign mining investments are subject to the risks normally associated with the conduct of business in foreign countries. The occurrence of one or more of these risks could have a material and adverse effect on the Company’s earnings or the viability of its affected foreign operations, which could have a material and adverse effect on the Company’s future cash flows, results of operations and financial condition.
Risks may include, among others, labor disputes, invalidation of governmental orders and permits, corruption, uncertain political and economic environments, war, civil disturbances and terrorist actions, arbitrary changes in laws or policies of particular countries, foreign taxation, delays in obtaining or the inability to obtain necessary governmental permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on gold exports and increased financing costs. These risks may limit or disrupt the Company’s projects, restrict the movement of funds or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation.
Insurance coverage
The mining industry is subject to significant risks that could result in damage to, or destruction of, mineral properties or producing facilities, personal injury or death, environmental damage, delays in mining and monetary losses and possible legal liability.
The Company’s policies of insurance may not provide sufficient coverage for losses related to these or other risks. The Company’s insurance does not cover all risks that may result in loss or damage and may not be adequate to reimburse the Company for all losses sustained. In addition, the Company does not have coverage for many environmental losses. The occurrence of losses or damages not covered by insurance could have a material and adverse effect on the Company’s cash flows, results of operation and financial condition.
Reliance on current management team
The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of its management including C. Kevin McArthur, President and Chief Executive Officer, James S. Voorhees, Executive Vice-President Operations and Chief Operating Officer, Charles A. Jeannes, Executive Vice-President Administration, General Counsel and Secretary and Cheryl S. Maher, Vice-President Finance and Chief Financial Officer. Investors must be willing to rely to a significant extent on management’s discretion and judgment. The Company does not maintain key employee insurance on any of its employees. The loss of one or more of these key employees, if not replaced, could adversely affect the Company’s operations. The Company does have plans in place for succession of management.
Other Considerations
Employees
At December 31, 2005, the Company employed approximately 1,352 persons located as follows:

Location	Number
San Martin Mine	229
Marigold Mine	173
El Sauzal Mine	254
Marlin Mine	659
Corporate, Exploration and reclamation projects	37

1,352

The Company competes with other mining companies in connection with the recruitment and retention of qualified employees. The employees at all mines are non-union, with the exception of the San Martin Mine, where a local union was organized during 2005. At the present time a sufficient supply of qualified workers is available for operations at each of the Company’s mines. The continuation of such supply depends upon a number of factors, including, principally, the demand occasioned by other projects. There can be no assurance that the Company will continue to be able to retain or attract qualified employees. There is a risk that increased labor costs could have a material adverse effect on the Company’s operating costs.
Environmental and social policies
Reference is made to pages 14 through 17 of the 2005 Annual Report to Shareholders, which are incorporated herein by reference, for discussion of the Company’s environmental and community relations activities.

Summary of Reserves and Other Mineralization
Proven and Probable Mineral Reserves
The following tables describe the Company’s proven and probable mineral reserves as at December 31, 2005, 2004 and 2003. Mineral reserves do not reflect losses in the heap leaching and milling processes, but do include allowance for dilution of ore in the mining process. Proven and probable mineral reserves as at December 31, 2005 were calculated based on a gold price of $400 per ounce, and a silver price of $7.00 per ounce, at December 31, 2004 were calculated based on a gold price of $350 per ounce and a silver price of $6.00 per ounce and for the year ended December 31, 2003, reserves for all properties were calculated based on a gold price of $325 per ounce and silver price of $5.00 per ounce. The ounces of gold that will actually be recovered from these reserves will depend on actual gold grades encountered and recovery rates achieved. A description of the sample preparation, analysis and security procedures for sample handling established by the Company is given below.

Mineral reserves and mineral resources have been calculated as at December 31, 2005 in accordance with definitions adopted in National Instrument 43-101 of the Canadian Securities Administration. Reference should be made to the Glossary on page 3 for a description of terms used herein The proven and probable mineral reserves as at December 31, 2005, 2004, and 2003 were determined by employees of the Company under the supervision of James S. Voorhees, P. Eng., Chief Operating Officer of the Company. Mr. Voorhees is a “qualified person” as defined in National Instrument 43-101. These proven and probable mineral reserves were audited in 2005, 2004 and 2003 by Mine Development Associates, Inc. an entity that is not affiliated with the Company.
Proven and Probable Mineral Reserves

	Gold reserves as at December 31, 2005
	Proven		Probable		Total
	Tonnes	Gold	Tonnes	Gold	Tonnes	Gold
	(in	Grade	(in	Grade	(in	Grade
Mine or Project	thousands)	(ave. gpt)	thousands)	(ave. gpt)	thousands)	(ave. gpt)
San Martin	5,533	0.76	5,242	0.76	10,775	0.76
Marigold Mine (66.67%)	32,293	0.75	27,103	0.69	59,396	0.72
El Sauzal Mine	15,088	3.32	733	2.72	15,821	3.29
Marlin Mine*	3,469	3.40	12,967	4.91	16,436	4.59

Totals	56,383	1.60	46,045	1.92	102,428	1.75

	Silver reserves as at December 31, 2005
	Proven		Probable		Total
	Tonnes	Silver	Tonnes	Silver	Tonnes	Silver
	(in	Grade	(in	Grade	(in	Grade
Mine or Project	thousands)	(ave. gpt)	thousands)	(ave. gpt)	thousands)	(ave. gpt)
El Sauzal Mine	15,088	3.8	733	2.7	15,821	3.72
Marlin Mine*	3,469	43.4	12,967	84.8	16,436	76.02

Totals	18,557	11.2	13,700	80.4	32,257	40.6

*	Includes La Hamaca.

	Gold reserves as at December 31, 2004
	Proven		Probable		Total
	Tonnes	Gold	Tonnes	Gold	Tonnes	Gold
	(in	Grade	(in	Grade	(in	Grade
Mine or Project	thousands)	(ave. gpt)	thousands)	(ave. gpt)	thousands)	(ave. gpt)
San Martin	11,430	0.70	10,172	0.76	21,602	0.73
Marigold Mine (66.67%)	32,280	0.81	26,268	0.76	58,548	0.79
El Sauzal Mine	17,435	3.36	760	2.76	18,195	3.34
Marlin Project	3,244	4.12	11,868	5.02	15,112	4.83

Totals	64,099	1.65	49,359	1.83	113,458	1.73

	Silver reserves as at December 31, 2004
	Proven		Probable		Total
	Tonnes	Silver	Tonnes	Silver	Tonnes	Silver
	(in	Grade	(in	Grade	(in	Grade
Mine or Project	thousands)	(ave. gpt)	thousands)	(ave. gpt)	thousands)	(ave. gpt)
El Sauzal Mine	17,435	3.80	760	2.70	18,195	3.72
Marlin Project	3,244	48.1	11,868	81.9	15,112	74.67

Totals	20,679	10.7	12,628	77.1	33,307	35.9

	Gold reserves as at December 31, 2003
	Proven		Probable		Total
	Tonnes	Gold	Tonnes	Gold	Tonnes	Gold
	(in	Grade	(in	Grade	(in	Grade
Mine or Project	thousands)	(ave. gpt)	thousands)	(ave. gpt)	thousands)	(ave. gpt)
San Martin Mine	24,343	0.72	3,393	0.75	27,736	0.72
Marigold Mine (66.7%)	28,857	0.86	27,595	0.75	56,452	0.82
El Sauzal Project	17,551	3.39	767	2.75	18,318	3.36
Marlin Project	2,770	4.11	11,377	4.90	14,147	4.76

Totals	73,521	1.54	43,132	1.88	116,653	1.68

	Silver reserves as at December 31, 2003
	Proven		Probable		Total
	Tonnes	Silver	Tonnes	Silver	Tonnes	Silver
	(in	Grade	(in	Grade	(in	Grade
Mine or Project	thousands)	(ave. gpt)	thousands)	(ave. gpt)	thousands)	(ave. gpt)
El Sauzal Project	17,551	3.87	767	2.68	18,318	3.82
Marlin Project	2,770	48.4	11,377	80.0	14,147	73.8

Totals	20,321	9.9	12,144	75.1	32,465	34.3

Other Mineralization
In addition to the proven and probable mineral reserves described above, the Company has delineated certain other measured and indicated and inferred mineral resources (see the Glossary on page 3 for a description of terms used herein). Measured and indicated and inferred mineral resources have not been included in the proven and probable mineral reserve estimates because even though enough drilling has been performed to indicate a sufficient amount and grade to warrant further exploration or development expenditures, these resources have not been subjected to an economic feasibility analysis and therefore do not qualify as proven and probable mineral reserves. The exception to this is the mineralization at the Imperial Project which was reclassified from proven and probable mineral reserves based on the denial of mining permits in January 2001. The measured, indicated and inferred mineral resources of the Company are not yet known to contain commercially mineable ore bodies and cannot be considered such unless and until further drilling and metallurgical work have been conducted and economic and technical feasibility factors have been examined and favorably determined. Measured, indicated and inferred mineral resources have been calculated solely by Company personnel under the supervision of Mr. Voorhees.

	Gold resources as at December 31, 2005
	Measured		Indicated		Total (1)
	Tonnes	Gold	Tonnes	Gold	Tonnes	Gold
	(in	Grade	(in	Grade	(in	Grade
Mine or Project	thousands)	(ave. gpt)	thousands)	(ave. gpt)	thousands)	(ave. gpt)
San Martin Mine	7,475	0.79	7,413	0.79	14,888	0.79
Marigold Mine (66.7%)	53,591	0.70	41,650	0.71	95,242	0.70
El Sauzal Mine	19,563	2.75	966	2.27	20,529	2.73
Marlin Mine*	4,142	3.24	15,561	4.25	19,703	4.04
Imperial Project	67,877	0.59	14,882	0.51	82,759	0.58
Cerro Blanco Project	—	—	2,517	15.65	2,517	15.65

Totals	152,648	0.99	82,990	1.82	235,638	1.28

(1)	Note: Reserves are a subset of these numbers.

*	Includes La Hamaca.

	Gold resources as at
	December 31, 2005
	Inferred
	Tonnes	Gold
	(in	Grade
Mine or Project	thousands)	(ave. gpt)
San Martin Mine	17,539	0.32
Marigold Mine (66.7%)	98,721	0.44
El Sauzal Mine	22,832	0.91
Marlin Mine*	73,537	0.74
Imperial Project	43,829	0.40
Cerro Blanco Project	1,351	15.31

Totals	257,810	0.63

*	includes La Hamaca

	Silver resources as at December 31, 2005
	Measured		Indicated		Total (1)
	Tonnes	Silver	Tonnes	Silver	Tonnes	Silver
	(in	Grade	(in	Grade	(in	Grade
Mine or Project	thousands)	(ave. gpt)	thousands)	(ave. gpt)	thousands)	(ave. gpt)
El Sauzal Mine	19,563	3.8	966	3.8	20,529	3.8
Marlin Mine*	4,142	39.3	15,561	74.7	19,703	67.3
Cerro Blanco Project	—	—	2,517	72.0	2,517	72.0

Totals	23,705	10.0	19,044	70.7	42,749	37.1

(1) Note: Reserves are a subset of these numbers. * includes La Hamaca

	Silver resources as at
	December 31, 2005
	Inferred
	Tonnes	Silver
	(in	Grade
Mine or Project	thousands)	(ave. gpt)
El Sauzal Mine	22,832	3.8
Marlin Mine*	73,537	16.1
Cerro Blanco Project	1,351	59.6

Totals	97,720	13.8

*	includes La Hamaca

	Gold resources as at December 31, 2004
	Measured		Indicated		Total (1)
	Tonnes	Gold	Tonnes	Gold	Tonnes	Gold
	(in	Grade	(in	Grade	(in	Grade
Mine or Project	thousands)	(ave. gpt)	thousands)	(ave. gpt)	thousands)	(ave. gpt)
San Martin Mine	10,554	0.75	14,615	0.75	25,169	0.75
Marigold Mine (66.7%)	48,756	0.75	40,002	0.74	88,758	0.74
El Sauzal Mine	18,590	3.23	918	2.66	19,508	3.21
Marlin Project	4,439	3.58	15,683	4.59	20,122	4.37
Imperial Project	67,877	0.59	14,882	0.51	82,759	0.58
Cerro Blanco Project	—	—	—	—	—	—

Totals	150,216	1.07	86,101	1.42	236,317	1.20

(1)	Note: Reserves are a subset of these numbers.

	Gold resources as at
	December 31, 2004
	Inferred
	Tonnes	Gold
	(in	Grade
Mine or Project	thousands)	(ave. gpt)
San Martin Mine	31,681	0.43
Marigold Mine (66.7%)	110,778	0.46
El Sauzal Mine	12,211	0.92
Marlin Project*	73,271	0.73
Imperial Project	43,829	0.40
Cerro Blanco Project	1,232	22.03

Totals	273,002	0.64

*	includes La Hamaca

	Silver resources as at December 31, 2004
	Measured		Indicated		Total (1)
	Tonnes	Silver	Tonnes	Silver	Tonnes	Silver
	(in	Grade	(in	Grade	(in	Grade
Mine or Project	thousands)	(ave. gpt)	thousands)	(ave. gpt)	thousands)	(ave. gpt)
El Sauzal Mine	18,590	3.8	918	3.8	19,508	3.8
Marlin Project	4,439	45.5	15,683	81.2	20,122	73.3

Totals	23,029	11.8	16,601	76.9	39,630	39.1

(1)	Note: Reserves are a subset of these numbers.

	Silver resources as at
	December 31, 2004
	Inferred
	Tonnes	Silver
	(in	Grade
Mine or Project	thousands)	(ave. gpt)
El Sauzal Mine	12,211	3.8
Marlin Project*	73,271	15.5
Cerro Blanco Project	1,232	44.1

Totals	86,714	14.3

*	includes La Hamaca

	Gold resources as at December 31, 2003
	Measured		Indicated		Total (1)
	Tonnes	Gold	Tonnes	Gold	Tonnes	Gold
	(in	Grade	(in	Grade	(in	Grade
Mine or Project	thousands)	(ave. gpt)	thousands)	(ave. gpt)	thousands)	(ave. gpt)
San Martin Mine	26,664	0.76	2,821	0.76	29,485	0.76
Marigold Mine (66.7%)	40,200	0.78	40,464	0.77	80,664	0.78
El Sauzal Project	18,713	3.27	993	2.48	19,706	3.23
Marlin Project	3,819	3.68	14,685	4.39	19,504	4.25
Imperial Project	67,876	0.59	14,882	0.51	82,758	0.58
Cerro Blanco Project	—	—	15,510	2.30	15,510	2.30

Totals	157,272	1.06	90,355	1.64	247,627	1.27

(1)	Note: Reserves are a subset of these numbers.

	Gold resources as at
	December 31, 2003
	Inferred
	Tonnes	Gold
	(in	Grade
Mine or Project	thousands)	(ave. gpt)
San Martin Mine	19,372	0.57
Marigold Mine (66.7%)	107,394	0.48
El Sauzal Project	12,217	0.95
Marlin Project	64,640	0.69
Imperial Project	43,829	0.40
Cerro Blanco Project	6,182	2.3

Totals	253,634	0.59

Other mineralization (continued)

	Silver resources as at December 31, 2003
	Measured		Indicated		Total (1)
	Tonnes	Silver	Tonnes	Silver	Tonnes	Silver
	(in	Grade	(in	Grade	(in	Grade
Mine or Project	thousands)	(ave. gpt)	thousands)	(ave. gpt)	thousands)	(ave. gpt)
El Sauzal Project	18,713	3.8	993	3.8	19,706	3.8
Marlin Project	3,819	45.4	15,685	75.1	19,504	69.3
Cerro Blanco Project	—	—	15,510	16.4	15,510	16.4

Totals	23,029	10.8	16,601	44.6	54,720	30.7

(1)	Note: Reserves are a subset of these numbers.

	Silver resources as at
	December 31, 2003
	Inferred
	Tonnes	Silver
	(in	Grade
Mine or Project	thousands)	(ave. gpt)
El Sauzal Project	12,217	3.4
Marlin Project	64,640	14.2
Cerro Blanco Project	6,182	16.4

Totals	83,039	12.8

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated and Inferred Resources
This section uses the terms “measured” and “indicated resources.” We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. This section also uses the term “inferred resources.” We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.
Effects of Mining and Development During 2005
During the period January 1, 2005 to December 31, 2005, the effects of mining and development at each of the Company’s mines and projects with proven and probable mineral reserves are as follows:
El Sauzal Mine — The mine began production in late 2004. During 2005, 2,147,155 tonnes of ore was mined containing 227,118 ounces of gold and 191,586 ounces of gold was produced. The mine also produced 68,542 ounces of silver.
Marigold Mine — During 2005, 8,209,276 tonnes of ore containing 258,128 ounces of gold were mined and placed on the heap (100% basis), and 205,663 ounces of gold were produced (137,116 for the Company’s account).
San Martin Mine — During 2005, 5,200,062 tonnes of ore, containing 114,021 ounces of gold were mined and placed on the leach pad, and 81,450 ounces of gold were recovered.
Marlin Mine —The mine was under construction during 2004 and most of 2005, and entered production in the fourth quarter of 2005. During 2005, 7,182 tonnes of ore containing 4,087 ounces of gold and 96,985 ounces of silver was mined from the underground mine, and 257,039 tonnes containing 36,687 ounces of gold and 490,633 ounces of silver was mined from the open-pit mine. 23,858 ounces of gold and 156,225 ounces of silver were produced in 2005.
Exploration and Development Expenditures
The Company spent $132.6 million on capital expenditures, including capitalized exploration, during 2005 as the Marlin Mine was completed and expansion at the Marigold Mine continued. An additional $9.5 million of exploration was expensed. The following table lists the amount of expenditures incurred by the Company on exploration and development activities during the years ended December 31, 2005, 2004, and 2003.

Exploration and Development Expenditures
(in millions of dollars)

	Year Ended December 31,
Mine	2005	2004	2003

El Sauzal Mine: Development	$1.3	$29.9	$24.2
Plant and equipment	5.4	50.8	19.6
Exploration	1.3	0.5	—

Marigold Mine (Company’s 2/3 share):
Development	20.6	8.0	3.1
Plant and equipment	5.1	15.9	11.0
Exploration	0.4	0.7	1.4

San Martin Mine: Development	0.1	0.2	1.0
Plant and equipment	2.0	3.4	2.5
Exploration	0.1	0.1	0.1

Marlin Project: Development and construction	77.8	32.5	9.5
Plant and equipment	20.2	50.7	6.6
Exploration	0.3	0.2	3.0

Cerro Blanco Project exploration	5.4	1.7	0.6

Other exploration : Dee project	1.6	0.5	—

Other general exploration	0.4	0.3	0.5
Other plant and equipment	0.1	0.1	0.3

Totals	$142.1	$195.5	$83.4

Capital expenditures and funds for exploration in 2006 are estimated to be approximately $64.4 million. The primary capital expenditures are expected to be for plant, equipment and development at the Marlin Mine ($15.6 million), equipment purchases at the El Sauzal Mine ($6.4 million), equipment purchases and development for the Marigold Mine ($16.7 million), and development at the San Martin Mine ($0.7 million). Exploration expenditures of $25.0 million are planned primarily at the Marlin Mine and at Cerro Blanco with additional work in the United States and Mexico. Exploration and feasibility study costs at Cerro Blanco are budgeted at $14.9 million for 2006.
OPERATING SUMMARY
Production Methods
During 2005, the Company employed primarily open pit mining methods at its operations. The Marlin Project, which entered production during late 2005, has both open pit and underground operations.
Surface (Open Pit) Mining
Open pit mining is accomplished through a series of unit operations that provide for excavation of the mineral deposit. Typically, mining progresses downward in horizontal lifts or benches that vary in thickness from 20 to 40 feet, as required by the particular characteristics of the deposit. First, the ground to be excavated is drilled using large track-mounted blast hole drills. Drill cuttings are sampled and assayed to determine the areas containing ore-grade mineralization.
The blast holes are then charged with an explosive — ANFO — which is a blend of ammonium nitrate and fuel oil. Some conditions require the use of specialty blasting agents and emulsions.
Once blasted, the broken material is excavated using wheel loaders or hydraulic shovels with bucket capacities ranging between 13 and 40 cubic yards. The material is placed in off-road haul trucks with payloads varying between 77 and 290 tonnes. Ore is transported to specialized facilities for processing, and waste and/or overburden is transported to storage areas pending final placement.
Bulldozers, graders, and water trucks are used to develop and maintain the roads and accesses needed to support the mining operation. Dust suppression is accomplished by application of water on haul roads and at the active working faces. During and following mining activities, reclamation of disturbed areas is achieved by recontouring and re-vegetation as appropriate for the site.
Underground mining
A portion of ore production at the Company’s Marlin operation comes from underground mining using a method called “underhand cut and fill stoping”. The underground workings are accessed through a portal and then a decline opening 5 meters by 5 meters in cross-sectional area is driven at -12% to reach the vein. Additional openings called drifts are driven horizontally and parallel to the vein to access it along strike. Also, ramps are excavated up and down the dip of the vein to gain access to the vertical extend of the ore.
Openings called crosscuts are excavated from the drifts to intersect the vein. Then, the ore encountered is mined in stopes which are formed by drifting in the ore along strike for a distance of up to 100 meters. Once this opening is completed, it is backfilled with a mixture of rock, water and cement that is hauled down into the mine from a plant on surface. This backfill is jammed tight into the void left from mining out the ore, using mechanical methods. Once the backfill has cured, a new opening is driven directly underneath and along the strike of the vein to excavate another cut of the ore. The process continues vertically cut by cut to mine out the ore and replace the void with backfill.
To support the underground operations, a ventilation system is established to insure adequate air is provided to active working areas and that contaminates from the diesel equipment are evacuated. Other services provided underground include electrical and water supplies and a pumping system to remove water. Rock bolting using split-sets and wire mesh is used to support the openings.
Processing: Heap Leaching
The Company uses the heap leach method to extract gold from low-grade ores. This process involves piling relatively coarse ore on an impervious membrane and allowing a dissolving fluid (a weak cyanide solution in the case of gold recovery) to seep down through the pile. The valuable metals are contained in the leaching solution that drains from the bottom of the pile and is subsequently collected on carbon and then recovered by electrowinning and smelting.
Many aspects of ores have a large influence on the leachability or recovery of the contained precious metals. For example, the presence of certain clays may hinder the movement of solutions through the pile and lack of fractures or porosity in the ore may shield the contained metals from the leaching solution, making them largely unrecoverable. The best leaching ores are those that are fractured, oxidized, and free of chemicals that consume the cyanide.
Because of the nature of most of the ore at the Marigold Mine and San Martin Mine, crushing of low-grade ores is not currently needed. As a result, the ore is taken from the pits and unloaded directly from trucks onto leach piles. Alkalinity of the ore is controlled by adding modifying reagents. The modifying reagents are used to increase the alkalinity of the ore, because the weak cyanide leaching solution used in the process is unstable in anything but an alkaline environment. Sprinklers or drippers are placed on top of the leach pile and the leaching solution is applied.

A drum system is used to agglomerate the ore which is then transported by conveyor to the heap leach pad and stacked.
Drain pipes which collect the leaching solution are buried at the base of the heap. The drainage system is usually segmented to allow parts of the piles to be leached independently. Each segment also contains a leak detection system so that if a leak in the liner occurs, the area of the leak can be isolated. Ore is piled in successive layers on the leach pad. When one layer of the pile has been adequately leached, another layer of ore is placed on top and the leaching process continues.
The gold-bearing solutions drain from the leach pile and are collected in a pregnant solution pond. From there, the solution is pumped through columns of granular, activated carbon and a gold-oxygen-cyanide complex is captured in the carbon pores. The leaching solution is then returned to the heap and utilized for further leaching. The carbon is removed and treated with a hot caustic or caustic-cyanide solution that releases the gold complex from the carbon. The solution is then passed through an electrowinning circuit where the gold is deposited on steel wool batts. The batts are removed and broken down into a sludge. At San Martin, this sludge is shipped to a refinery for processing into gold bars. At the other operations, the sludge, or the steel wool plus gold, is smelted in a crucible and poured into a mold, forming a doré bar. The doré bars are sent to a refiner for further processing.
Processing: Milling
The Company generally uses milling for extracting gold from higher grade ores. This process relies on crushing and grinding to produce a pulp that is then leached with cyanide in tanks, followed by various methods to produce a final doré bar.
Ore is delivered from the mining operation to a run-of-mine stockpile where it is then fed into a jaw crusher that reduces the size of the material to less than 6 inches. This “fine ore” is then placed on stockpile for subsequent introduction into the milling circuit.
The fine ore is introduced into a semi-autogenous grinding (SAG) mill that typically reduces the size to less than 1/2-inch. Steel balls are added into the SAG mill to aid in breaking up the ore. The ore then passes into a ball mill where grinding with steel balls occurs to further reduce the size to generally in the range of from 100 mesh to 200 mesh. This produces an ore slurry, or “pulp” which can then be pumped through various stages of the process.
The pulp is then fed into a series of large tanks (usually six or more) where a cyanide bearing solution is added to dissolve the gold into solution. Typically, the pulp is retained in this part of the process from between 24 hours and 72 hours. The gold thus dissolved is then recovered by various methods depending on the ore characteristics.
At the El Sauzal Mine, the gold containing solutions are introduced into tanks containing activated carbon which adsorbs the gold into microscopic pores. This carbon is then screened out of the solution and sent to the refinery for further processing. This further processing of the carbon follows the same steps as outlined in the heap leach method for production of a doré bar which is then ready for shipment to a commercial refinery.
The remaining pulp without gold values is sent through a detoxification circuit to eliminate residual cyanide, and then to a filter plant where a benign “dry-stack tailings” is produced which is then conveyed to a final disposal site. The solutions extracted during filtration are returned to the processing circuits.

At the Marlin Mine, due to very high levels of silver present in the ore, a different method of recovering the gold (and silver) values is employed. After leaching the ores in the large tanks, the pulp is “washed” in a series of settling units (counter-current decantation). This effectively produces two products: a clear, gold and silver bearing solution, and also a pulp without precious metal values. The gold and silver solution is sent to the refinery where the metals are precipitated out of solution through the addition of zinc. This precipitate is filtered and smelted to produce doré bars ready for shipment to a commercial refinery.
The remaining barren pulp is pumped through a detoxification circuit to remove residual cyanide and is then sent to a tailings facility for final disposal. At the tailings facility, the solids settle out and the solutions are pumped back to the process facilities for reuse.
Sample collection, analysis and security procedures
Rotary samples collected from the face-sampling, hammer-drilled reverse circulation holes (RC) are initially collected in a five-gallon bucket. The weight is then recorded and the sample placed into the hopper of a Gilson splitter. The process is repeated until the entire 5 foot sample is collected. The total weight is recorded on the sample sheet along with the sample identification and the time of day collected. Weights are only recorded for the dry portion of the drill hole. The Gilson splitter is set to split the sample into two halves, one half is retained and the other wasted. The remaining 50 percent is placed into the hopper again and another 50 percent split is made. The two samples are placed into a pre-labeled plastic sample bags, one for assay and the other is stored. An air hose and nozzle is provided for blowing out the Gilson splitter, pan, and buckets. A Company geologist is assigned to the rotary rig to supervise sample collection and log geology. A chip tray is created as a permanent record of each hole. The chip trays are either stored on site or at the regional exploration office.
The diamond drill core is collected by the drill helper and placed in core boxes of 3 foot length. The core is washed to obtain a clean surface for geologic and geotechnical logging and placed in a covered logging facility. All core is photographed on print film. Core is sawn longitudinally with a diamond saw and half the core, on a nominal 5 foot interval broken at lithologic boundaries, is placed in pre-labeled plastic bags. The other half being retained for further inspection or additional tests as warranted.
The sample splits for assay are shipped to a facility for preparation. Transportation is either by Company employees or by contract transportation firms. From there, the prepared samples are either analyzed at that same facility or shipped to an analytical lab for analysis. Again, transportation is either by Glamis employees or by contract transportation firms. The Company uses a number of labs for preparation and analysis. Each of the Company’s operating mines has an in-house analytical lab which may be used. Samples may be sent off shore to labs in Mexico, Canada, the United States, or Guatemala. Often, multiple labs are selected for analysis of the same sample interval using a different split or coarse reject.
A typical standard rock sample assay procedure is as follows: Thoroughly dried samples are reduced to greater than 80 percent passing 10 mesh using a two stage crushing procedure, jaw and roll mill. After homogenization, a 300 gram split is obtained using a Jones riffle splitter. The split is further reduced to greater than 90 percent passing 150 mesh. Clean sand is employed in pulverization between all samples. The sand then is inserted into the sample stream one per batch where it is reported as a blank sample.
Gold and silver is estimated for each sample using fire assay – atomic absorption finish (FA/AA) for gold and wet lab methods for silver, reported in parts per billion and parts per million respectively. Samples that exceed 3 grams per tonne gold and 200 grams per tonne silver are automatically submitted for fire assay – gravimetric finish. If geologists identify visible gold in the core, the sample is submitted for 5 assay tonne analysis.
Quality assurance and quality control procedures include submissions of blanks and mine derived standards into sample streams given to the labs, check assays of pulp duplicates by commercial labs, and assaying of coarse split duplicates. Typically, one blank and one standard sample is submitted for every 20 core or RC samples. If a blank or standard assay result indicates a problem, the entire interval set, and often the interval sets above and below the set are requested to be rerun. Results of check assays, pulp duplicates and coarse reject duplicates are used intermittently to evaluate bias between labs. Graphical plots are used for this comparison.
Environmental compliance and reclamation costs
The Company’s current production is from open-pit and underground mining, heap leach processing and conventional milling. The Company’s standard open-pit mining techniques have been designed to comply with reclamation requirements imposed by regulatory authorities. Such authorities generally require a mining company to return sites to safely-contoured slopes, but usually do not require backfilling of excavated areas. The Company generally is required to mitigate long-term environmental impacts by stabilizing, contouring, reshaping and re-vegetating various portions of a site once mining and processing are completed. Reclamation efforts generally must be conducted in accordance with detailed plans, which have been reviewed and approved by the appropriate regulatory agencies.
Heap leaching is done with a dilute cyanide solution held within a closed circuit, which includes the leach pads and surface holding ponds. At operations with conventional milling, cyanide is added to an ore slurry, or “pulp” to dissolve the gold into solution. At the El Sauzal Mine, after processing, the remaining pulp without gold values is sent through a detoxification circuit to eliminate residual cyanide, and then to a filter plant where a benign “dry-stack tailings” is produced which is then conveyed to a final disposal site. The solutions extracted during filtration are returned to the processing circuits. At Marlin, the remaining barren pulp is pumped through a detoxification circuit to remove residual cyanide and is then sent to a tailings facility for final disposal. At the tailings facility, the solids settle out and the solutions are pumped back to the process facilities for reuse. Groundwater condition around the tailings facility is regularly checked by a network of monitoring wells.
The Company expended $3.3 million in 2005, $2.8 million in 2004, and $3.3 million in 2003 on site closure and reclamation primarily at the Rand, Dee and Daisy mines. During the years ended December 31, 2005, 2004 and 2003, the Company made no material capital expenditures with respect to environmental compliance except as required by permits for construction at its mining operations and for reclamation being carried out concurrently with mining operations. A portion of the $13.8 million of the Company’s expenditures in 2005 on leach pads were related to complying with environmental standards. The Company estimates that it will spend approximately $13.7 million in this area during the year ending December 31, 2006.

Gold Production
The following table describes, for the years ended December 31, 2005, 2004 and 2003, gold production from the Company’s mining operations.
Gold Production (in ounces)

	Year Ended December 31,
Mine	2005	2004	2003
San Martin	81,450	102,152	101,835
Marigold (66.67%)	137,116	94,209	94,796
El Sauzal	191,586	25,053	—
Marlin	23,858	—	—
Rand	—	13,019	33,663

Total Production	434,010	234,433	230,294

Production Costs per Ounce of Gold Produced
The following table describes for the years ended December 31, 2005, 2004 and 2003 the total cash cosf production per ounce related to the Company’s mining operations. Total cash cost of production includes mining, processing (including transportation and refining), costs associated with movements in production inventories net of pre-production stripping costs (which are capitalized to mine development costs), direct mine overhead costs, local production taxes and royalties, but excludes general and administrative costs at the corporate level, depreciation and depletion and end-of-mine reclamation accruals.
Total Cash Cost of Production per Ounce of Gold Produced

	Year Ended December 31,
Mine	2005	2004	2003
San Martin	$294	$191	$175
Marigold	216	195	172
El Sauzal	137	151	—
Marlin	196	—	—
Rand	—	250	242

Average For All Mines	$195	$192	$184

Cash costs of production should not be considered as an alternative to operating profit or net profit attributable to shareholders, or as an alternative to other Canadian or U.S. generally accepted accounting principle measures and may not be comparable to other similarly titled measures of other companies. However, the Company believes that cash costs of production per ounce of gold, by mine, is a useful indicator to investors and management of a mine’s performance as it provides: (i) a measure of the mine’s cash margin per ounce, by comparison of the cash operating costs per ounce by mine to the price of gold; (ii) the trend in costs as the mine matures; and (iii) an internal benchmark of performance to allow for comparison against other mines.
The difference between cost of sales as presented in the consolidated statements of operations and cash costs of production for the Company is due to the cost of ounces sold out of finished goods inventory compared to those ounces actually produced during the year as well as revenues from silver which are treated as a by-product credit for calculation of the per-ounce cost of production. Total production costs include the total cash costs of production, as defined above, together with depreciation and depletion and amortization of site closure and reclamation accruals, but exclude future income tax effects.

Total Cost of Production per Ounce of Gold Produced

	Year Ended December 31,
Mine	2005	2004	2003
San Martin	$399	$282	$269
Marigold	308	272	243
El Sauzal	249	260	—
Marlin	348	—	—
Rand	—	294	298

Average For All Mines	$301	$276	$261

The table below reconciles total cash costs per ounce of production and total costs per ounce of production based on the Gold Institute Production Cost Standard to cost per ounce sold per the financial statements:
Reconciliation of Gold Institute Cash Cost Per Ounce with Cost of Goods Sold

(in millions of United States dollars,
except for per-ounce amounts)	2005	2004	2003
Total ounces sold	443,192	227,701	228,219
Total ounces produced	434,010	234,433	230,294

Total cost of sales per the financial statements	$87.7	$43.9	$41.6
Adjustments for revenue recognition (difference in cost of ounces sold out of inventory)	$(1.1)	$1.0	$0.7
Adjustment for silver by-product credit	$(2.1)	—	—

Total cash cost of production per Gold Institute Production Cost Standard	$84.5	$44.9	$42.3

Total cash cost per ounce of gold sold	$198	$193	$182
Total cash cost per ounce of gold produced per Gold Institute Production Cost Standard	$195	$192	$184

Depreciation, depletion and amortization per the financial statements	$51.1	$20.8	$17.7

Net adjustments for cost of ounces produced but not sold, non-production-related depreciation and future income tax effects	$(5.0)	$(1.0)	$(0.0)

Total cost of production per Gold Institute Production Cost Standard	$130.6	$64.7	$60.0

Total cost of production per ounce of gold produced per Gold Institute Production Cost Standard	$301	$276	$261

PRODUCING PROPERTIES:
EL SAUZAL MINE (Chihuahua, Mexico)
Property
The El Sauzal Mine is 100% owned by Minas de la Alta Pimeria, S.A. de C.V. The Company acquired the El Sauzal property through the acquisition of Francisco in July 2002. El Sauzal is located in the southwest part of Chihuahua State, approximately 250 kilometers southwest of the city of Chihuahua and 15 kilometers east of the Sinaloa State line. The mine is comprised of seven exploration concessions of approximately 40 square miles which are 100%-owned by the Company. Access to the mine is by way of a new road through Sinaloa to the mine site and by air using an airstrip constructed by the Company. The property ranges in elevation from 325 meters to over 900 meters above mean sea level. The climate in the El Sauzal area is classified as temperate sub-humid, with distinct wet and dry seasons. Rainfall averages 0.8 meters per year.
Operations
The El Sauzal Mine is a conventional open pit operation utilizing shovels and trucks for moving the ore. The current mine plan is based on delivering 5,500 tonnes per day of ore to the process plant (the “Mill”) at a cut-off grade of 0.8 grams per tonne of gold. The blasted waste rock is used to construct haul roads, with excess material being placed in designated waste dumps around the ultimate pit.
The major mining fleet for the operation consists of five 100 tonne trucks, three 10 cubic meter front-end loaders and three blasthole drills working two shifts of 12 hours each per day, seven days per week. Support equipment includes track dozers, motor graders and water trucks to maintain the road surfaces, dumps and operating benches.
The mill is designed to treat a nominal 1.82 million tonnes per year of ore. Ore is fed through a primary jaw crusher prior to being introduced into the grinding circuit. Milling is conducted in a semi-autogenous grinding mill/ball mill circuit. The pulp produced by the milling is subjected to tank leaching with cyanide. Precious metal values generated in the leaching process are recovered onto activated carbon. Gold and silver are removed from the carbon by pressurized stripping and further concentrated by electrowinning and smelting to generate dore bars. Tailings from the leaching process are thickened, detoxified, and filtered and the resulting “dry” tailings are transported and placed in an engineered disposal area.
El Sauzal began production in the fourth quarter of 2004, producing approximately 25,053 ounces of gold for the year. In 2005, the mine’s first full year of production, 191,586 ounces of gold were produced. The Company expects production from the El Sauzal Mine in 2006 to be 217,000 ounces of gold. Production is expected from the El Sauzal Mine through 2012.
Mineralization
The El Sauzal Mine has three principal zones of mineralization which all feature a near-surface oxide unit, which contains the majority of the known gold resource. Each zone contains unique structural, stratigraphic and mineralization characteristics. The mineral resources and mineral reserves at the El Sauzal Mine at December 31, 2005 are based on 44,953 samples from 411 diamond drill holes (56,241 meters) and 1,835 surface-sample composites. This sample data is spread over an area of approximately 70 hectares. (See “Summary of Reserves and Other Mineralization” for details of the mineral resource.)
Permitting
All environmental regulatory permits, licenses and authorizations required to carry out planned operations at the El Sauzal Mine have been obtained and are in good standing.

Exploration
Prior to 2005, attention at El Sauzal was focused on mine construction and little exploration work was conducted. In 2005, $1.2 million was spent on exploration adjacent to the existing deposit and on surface mapping and sampling on the large land position around the mine to identify surface anomalies for further testing. For 2006, exploration drilling will continue to test target areas near the existing deposit as well as the first of several targets identified elsewhere on the property. A total of $1.8 million has been budgeted for the 2006 work.
Production
Certain key operating statistics for the El Sauzal Mine are set forth in the following table:

	Year Ended December 31,
	2005	2004(1)
El Sauzal Mine Production Results
Ore mined (tonnes)	2,147,155	563,810
Waste mined (tonnes)	4,524,578	2,523,919
Ore milled (tonnes)	1,663,149	115,601
Average gold assay (grams per tonne milled)	3.91	4.57
Ounces of gold produced	191,586	25,053
Total cash cost of production per ounce of gold	$137	$151

(1) The Mine commenced production in November 2004
SAN MARTIN MINE (Central Honduras)

Property
The San Martin Mine is owned 100% by Minerales Entre Mares de Honduras, S.A. and is located approximately 90 kilometers north of the capital city of Tegucigalpa, Honduras. Access is by way of paved and improved gravel roads. The property consists of 14,100 hectares of land around the Rosa and Palo Alto deposits. San Martin is located in an area that receives an average annual rainfall of approximately one meter. Project approval for construction of the San Martin Mine was given in November 1999, with the first gold pour occurring in December 2000.
Operations
San Martin is an open-pit heap-leach mine, designed to be a low cost operation. The Company currently expects to mine an average of 9.4 million tonnes per year for the next two years, over 50% of which is expected to be ore. Mining is by conventional truck and loader operations. The fleet is primarily composed of used equipment from prior Company operations, and consists of 77 tonne haul trucks, 11-cubic-meter front-end-loaders, two blasthole drills, and assorted support equipment for the maintenance of roads and dumps. Initial mining took place in the Rosa deposit which exhibited low stripping ratios, higher grade ore and higher gold recovery rates. Over the past year, mining has moved to the Palo Alto deposit with lower grades, lower recovery rates and higher stripping ratios.
Ore is currently shipped directly to the leach pad as run-of-mine material.. Once on the plastic lined leach pads, the ore is treated with a dilute sodium cyanide solution. The solution dissolves the gold and flows by gravity to the process facility where the gold is loaded on to activated carbon. The carbon is then stripped of the gold in a batch process using heated caustic solutions. Electrowinning and drying are used to produce a concentrate that is shipped to a refinery for final processing.
The mine commenced commercial production in January 2001. During 2005, San Martin processed 5,198,562 tonnes of ore and stacked 67,774 contained ounces of gold on the leach pad. The mine produced 81,450 ounces of gold in 2005. The Company expects production from San

Martin to be approximately 81,000 ounces of gold in 2006. The Company expects production from San Martin through 2010.
Permitting
All environmental regulatory permits, licenses and authorizations required to carry out planned operations at the San Martin Mine have been obtained and are in good standing.
Exploration
In 2005, $0.1 million was spent on exploration. For 2006, there is no exploration budgeted.
Production
Certain key operating statistics for the San Martin Mine are set forth in the following table:

	Year Ended December 31,
	2005	2004	2003
San Martin Mine Production Results
Ore mined (tonnes)	5,200,062	5,539,070	6,504,834
Waste mined (tonnes)	4,051,534	2,852,573	1,787,564
Stripping ratio	0.779	0.52:1	0.27:1
Average gold assay (grams per tonne)	0.682	0.823	0.926
Ounces of gold produced	81,450	102,152	101,835
Total cash cost of production per ounce of gold	$294	$191	$175
MARIGOLD MINE (Humboldt County, Nevada)
Property
Glamis Marigold Mining Company (“Marigold”) owns the Company’s 66 2/3% interest in the Marigold Mine. Barrick Gold Corporation holds the remaining 33 1/3% interest. The Company is the operator of the property.
The mine is located in Humboldt County, 40 miles southeast of Winnemucca, Nevada at the north end of the Battle Mountain-Eureka Trend that extends through central Nevada. Located five miles south of Valmy, Nevada, the property consists of 28.9 square miles, including 13 square miles of leased patented mining claims. The remaining 15.9 square miles are unpatented mining claims, 6.1 square miles of which are not subject to royalties.
Royalty rates on leased land range from 3% to 5% of net smelter returns, with rates rising to 7% or 8% on certain parcels depending on the price of gold. The rate for the remaining life of mine is anticipated to average approximately 5.5%. Total royalty expense for 2005 was $5.0 million (Company’s share: $3.3 million).
Operations
Since 2000, all of the production for the Company’s account has come from the operation of the property as a heap leach mine. The mining fleet at Marigold consists of two 40 cubic yard shovels, one 25 cubic yard front-end loader, two 13 cubic yard front-end loaders, five 320 ton haul trucks, eleven 190 ton haul trucks and miscellaneous ancillary equipment.
Ore is stacked in 40 foot high lifts on lined leach pads and treated with a dilute sodium cyanide solution. The solution dissolves the gold and flows by gravity to the process facility where the gold is loaded on to activated carbon. The carbon is then stripped of the gold in a batch process using heated caustic solutions and then electrowinning and smelting is used to produce doré bars.

Ore production in 2005 came primarily from the Terry Zone #2, Basalt, Antler and Target pits. The combined ore mined from these pits contained 258,184 ounces of gold. The average stripping ratio in 2005 was 4.2:1. Total capital expenditures in 2005 were $25.7 million (66.67%). This consisted of expenditures for deferred stripping of $18.4 million, leach pad construction and other mine development of $6.4 million and plant and equipment additions of $0.9 million. The Marigold Mine produced 205,663 ounces of gold (100%) during 2005, the Company’s share of this production was 137,116 ounces of gold.
The Company estimates Marigold will produce approximately 118,000 ounces of gold for its account during 2006. The Company’s share of capital expenditures is budgeted at $16.7 million in 2006. The Company currently expects production at Marigold through 2014.
Permitting
The mine has operated with a plan of operations approved by the Bureau of Land Management (“BLM”) and appropriate agencies since it began mining in 1988. This plan of operations was based on an environmental assessment at that time. In 1998, it was decided that further amendments to the plan of operation could only be achieved through the preparation of an Environmental Impact Statement (“EIS”) to cover then-anticipated future operations. The draft EIS was issued by the BLM in January 2001. The final EIS was completed in March 2001, with a record of decision issued in August 2001.
Additional permitting for the Marigold Millennium Expansion project was initiated in December 2001. A minor modification to the current plan of operations to allow deepening of the Terry Zone pit and expansion of leach pad facilities was approved on March 25, 2002. An amended plan of operations was submitted in April 2002. Final approval and publication of a Record of Decision was issued on February 4, 2004. On August 9, 2004, approval to construct the next phase of leach pad was obtained. Due to continued exploration success, further permitting has been initiated for the West Marigold Expansion Project.
Exploration
In 2005, the Company’s share of exploration expenditures was $2.6 million. Work was focused on converting resources to reserves. Primary areas of work were the Target 3, Antler and Basalt pits. Late in the year, exploration drilling for deeper, high-grade mineralization began around known favorable targets in the north pediment area. A total of $2.0 million (the Company’s share) has been budgeted for the 2006 work which will include development work in the north Target and Mackay areas as well as further drilling of the pediment targets at the north end of the property.
Production
Certain key operating statistics for the Marigold Mine are set forth in the following table:

	Year Ended December 31,
	2005	2004	2003
Marigold Mine Production Results
(the Company’s 66.67% share)
Ore mined (tonnes)	5,473,124	5,962,300	4,937,192
Waste mined (tonnes)	22,850,917	21,173,842	18,377,065
Stripping ratio	4.2:1	3.6:1	3.7:1
Average gold assay (grams per tonne)	0.978	0.857	0.823
Ounces of gold produced	137,116	94,209	94,796
Total cash cost of production per ounce of gold	$216	$195	$172

MARLIN MINE (San Marcos, Guatemala)R
Property
The Marlin Mine is owned 100% by Montana Exploradora de Guatemala, S.A. The Marlin property was also acquired as part of the Francisco acquisition. This mine consists of one exploration concession of approximately 39 square miles in western Guatemala near Huehuetenango. Huehuetenango is approximately a six hour drive from Guatemala City. The mine is accessed by a combination of paved and gravel roads. The mine area varies in elevation, climate and landscape between tropical lowlands and highland peaks and valleys.
Mineralization
The Marlin deposit was first discovered in 1998. The mineralization occurs in a Tertiary age, quartz-adularia epithermal system. This mineralization lies on the eastern portion of a two kilometer east-west trending vein system. Approximately one fifth of the mineralization found to date is oxide. The remaining is transition and sulfide. As of December 31, 2005, the Company had drilled and received analytical assay data on 649 drill holes (reverse circulation and core) totaling 130,640 meters. (See “Summary of Reserves and Other Mineralization” for details of the mineral resource.)
Operations
The Marlin Mine has both conventional open pit mining operations with 11 cubic meter loaders and 90 tonne trucks for moving the ore, and underground mining operations which employ 5 cubic meter loaders and 30 tonne trucks for ore haulage. Support equipment includes blasthole drills, drilling/bolting machines, track dozers, motor graders and water trucks to maintain the road surfaces, dumps and operating benches.
The mill is designed to treat a nominal 1.82 million tonnes per year of ore. Ore is fed through a crusher prior to being introduced into the grinding circuit. Milling is conducted in a semi-autogenous grinding mill/ball mill circuit. The pulp produced by the milling is subjected to tank leaching with cyanide. After leaching the ores in the large tanks, the pulp is “washed” in a series of settling units (counter-current decantation). This effectively produces two products: a clear, gold and silver bearing solution, and also a pulp without precious metal values. The gold and silver solution is sent to the refinery where the metals are precipitated out of solution through the addition of zinc. This precipitate is filtered and smelted to produce doré bars.
The mine began production in the fourth quarter of 2005 with production of 23,858 ounces of gold and 154,649 ounces of silver. The Marlin Mine is expected to produce approximately 254,000 ounces of gold and in excess of 3 million ounces of silver in 2006. The Company currently expects production from the Marlin Mine through 2015.
Permitting
All environmental regulatory permits, licenses and authorizations required to carry out planned operations at the Marlin Mine have been obtained and are in good standing.
Exploration
In 2005, exploration activities concentrated on drilling two of the several veins which have been identified in the area of the Marlin Mine. A total of 27 holes were completed during the year at the West Vero zone located 0.7 kilometers south of the main Marlin zone. The Rosa vein was also drilled from the underground mine. Additionally, in-fill drilling at the La Hamaca deposit located 3 kilometers north of Marlin allowed for the conversion of 152,000 ounces of gold resources to reserves. In 2006, $5.0 million is budgeted for exploration at Marlin and other regional sites and is expected to include continued drilling at West Vero and Rosa, as well as initial testing of other vein targets on the property.

Production
Certain key operating statistics for the Marlin Mine are set forth in the following table:

Year Ended December 31,
2005
Marlin Mine Production Results
Ore mined-underground(tonnes)	7,182
Ore mined-open pit	257,039
Waste mined (tonnes)	329,689
Average gold assay (grams per tonne)	9.06
Ounces of gold produced	23,858
Ounces of silver produced	154,649
Total cash cost of production per ounce of gold	$196
RECLAMATION PROJECTS:
RAND MINE (Kern County, California)
Property
Glamis Rand Mining Company (“Rand”) owns the Rand Mine located approximately 100 miles northeast of Los Angeles. The property consists of 135 patented mining claims and 537 unpatented mining claims covering approximately 13.8 square miles. Rand owns all or a portion of 42 of the patented claims and 390 of the unpatented claims. The balance of the claims are held under lease.
Royalty rates are 6% of net smelter returns on production from properties leased from Yellow Aster Mining and Milling Company, with a minimum payment of $4,000 per month. Other leases have advance minimum royalties as well as net smelter return royalties. These have no significant minimum required payments, and the royalties average 1.5% of net smelter returns. Royalty expense at Rand during 2005 amounted to $0.1 million.
Operations
Mining of the ore reserves was completed at the Rand Mine at the end of 2002 and the haul truck fleet was transferred to the Marigold Mine in 2003. The reclamation at the Rand Mine continued during 2004 and 2005. Only the Rand heap and plant remain to be closed along with miscellaneous surface structures in 2006.
Permitting
All environmental regulatory permits, licenses and authorizations required to carry out planned operations at the Rand Mine and to process the ore remaining on the pad have been obtained and are in good standing.
Production
Certain key operating statistics for the Rand Mine for 2004 and 2003 are set forth in the following table:

	Year Ended December 31,
	2005	2004	2003
Rand Mine Production Results
Ounces of gold produced	—	13,019	33,663
Total cash cost of production per ounce	—	$250	$242

DAISY MINE (Nye County, Nevada)
Property
The Daisy Mine is owned by Glamis Marigold Mining Company. The Daisy Mine was acquired in 1999 through the acquisition of Rayrock Resources Inc. (“Rayrock”). The Daisy Mine was an open-pit heap-leach operation located in Nye County, Nevada, approximately six miles southeast of the town of Beatty. The property package consists of unpatented mining claims covering 13.7 square miles.
Reclamation Activities
Final reclamation earthwork was completed in the first quarter of 2003. Monitoring continued in 2004 and 2005. Final release of the site and reclamation surety is currently underway.
DEE PROPERTY (Elko County, Nevada)
(also see the description of activities under “Other Properties)
Property
The Dee property, located in Elko County, Nevada, consists of 6.3 square miles of unpatented mining claims along the Carlin Trend in northeastern Nevada. The property lies immediately south of Meridian Gold Inc.’s Rossi property and immediately northwest of Newmont Mining Company’s Bootstrap property. Dee is subject to a minimum royalty of $0.2 million per year.
Reclamation Activities
The reclamation on tailings facility #2 at Dee was completed in 2003. Reclamation on tailings facility #1 was completed in 2004. Additional worked occurred in 2005 with the Company’s final work expected to be completed in 2006, apart from any ongoing monitoring requirements.
OTHER PROJECTS:
CERRO BLANCO PROJECT (Southeastern Guatemala)
Property
The Cerro Blanco property is owned 100% by Entre Mares de Guatemala S.A. The project is located southeast of Guatemala City near the town of Asuncion Mita. Elevations at the project range between 450 and 600 meters with average rainfall of about 1.25 meters per year. The exploration concession covers an area of 15.25 kilometers.
Mineralization
The property contains mineralization that is part of a hot spring, bonanza-type, gold system. The mineral resource estimate for the Cerro Blanco Project amounts to 2.5 million tonnes of indicated resources with average grades of 15.65 grams of gold and 72.0 grams of silver per tonne and 1.35 million tonnes of inferred resources with an average grade of 15.31 grams of gold and 59.6 grams of silver per tonne. See “Summary of Reserves and Other Mineralization — Other Mineralization” for a description of the mineral resources of the Cerro Blanco Project.
Development Activities
Initial exploration work and drill data was geared towards defining an open-pit resource, however, subsequent drilling identified a number of narrower, high-grade intercepts. In response, the Company changed the development scope to underground mining with potential operating synergies with the Marlin property. In late 2002, the Company commenced additional drilling to verify and extend previously discovered high-grade gold mineralization. During 2003, structural analysis of the deposit was completed, revealing the potential to increase resources by drilling additional targets on the property. Drilling in 2004 focused on extending the existing mineralization to the north and determining the orientation of the quartz veins. The results of this work included extending high grade gold mineralization limit further north than originally estimated. Additional drilling and initiation of a feasibility study began in 2005. While most of the early drilling was reverse circulation, all drilling used to establish the mineral resource was diamond drilling. A total of 264 exploration holes have been completed on the project totaling 55,745 meters. Expenditures in 2005 totaled $5.4 million and resulted in an updated mineral resource (See the “Summary of Reserves and Other Mineralization — Other Mineralization”). $14.9 million is budgeted for further exploration drilling and feasibility work in 2006.

DEE JOINT VENTURE (Elko County, Nevada)
The Dee property is owned 40% by Glamis Marigold Mining Company. The Dee property was acquired in 1999 as part of the acquisition of Rayrock. In June 2004, Barrick Gold Corporation (“Barrick”) completed its earn-in of a 60% share of the Dee property by expending $6.5 million on exploration activities. In 2005, Barrick announced the discovery of Carlin-style oxide mineralization on the Dee property known as South Arturo. The drilling in 2005 consisted of 28 holes for a total of 13,332 meters and the Company’s share of the exploration program was $1.6 million. In 2006, Barrick will continue to drill test the South Arturo discover, with the Company’s share of the exploration program currrently budgeted at $1.6 million.
IMPERIAL PROJECT (Imperial County, California)
Property
Glamis Imperial Corporation holds 664 unpatented mining claims and 281 mill sites in eastern Imperial County, California, totaling approximately 11,400 acres. The Imperial Project is proposed as a run-of-mine heap leach project producing upwards of 120,000 ounces of gold per year over a ten-year mine life.
Development Activities
To December 31, 2000, approximately $14.3 million had been expended on acquisition, exploration and development for the Imperial Project. This amount was written off as at December 31, 2000, based on the denial of operating permits by the BLM in January 2001.
In 2002, the Company recommenced the permitting process for the Imperial Project. Concurrently, the BLM completed a validity examination of the unpatented mining claims comprising the project and concluded that the mining claims are valid. However, during 2003, legislative and administrative actions were taken by the State of California to require that any new open pit metallic mines be completely back-filled at the completion of mining. The Company believes that these actions were taken directly to attempt to stop the Company’s Imperial Project, as a requirement to back-fill renders the project uneconomic. Consequently, the Company has filed a Notice of Arbitration against the United States pursuant to the North American Free Trade Agreement. The notice alleges that the Company’s property rights in the Imperial Project in California have been unlawfully taken by various actions of the United States and the State of California, for which it is entitled to compensation. The Company is seeking recovery of the value of the Imperial Project, pre- and post-award interest and various costs incurred by the Company. A three-person arbitration panel has been selected, and hearings are currently scheduled for March 2007. The Company cannot predict how long it may take to complete this legal process or whether it will be successful in its action.
EXPLORATION
Exploration expenditures were $15.7 million during 2005, of which $6.2 million was capitalized. Capitalized exploration was $2.8 million at Marlin, $2.2 million at Marigold and $1.2 million at El Sauzal. Exploration expense was primarily at the Cerro Blanco Project where $5.4 million was spent on exploration and feasibility study work. The Company’s share of exploration expense at the Dee joint venture was $1.6 million. Expensed exploration in Mexico totaled $1.5 million. Other expense of $1.0 million was incurred in the United States, Honduras, and Guatemala. Significant results are discussed under the specific operation or project heading.

In 2006, the Company has budgeted $24.9 million for continued exploration and feasibility work. The most significant expenditures are planned for the Cerro Blanco Project ($14.9 million) and regional exploration in Guatemala ($4.0 million). Additional work is planned in Mexico and in the United States at both Marigold and the Dee Project. Exploration expenditures are results-driven, and funding may increase, decrease, or be re-allocated among projects.
ITEM 6: SELECTED CONSOLIDATED FINANCIAL INFORMATION
ANNUAL INFORMATION
Reference is made to pages 31 through 50 of the 2005 Annual Report to Shareholders, which are incorporated herein by reference. These pages contain the Company’s audited consolidated financial statements. Reference is also made to pages 21 through 30 of the 2005 Annual Report to Shareholders, which are incorporated herein by reference, for Management’s Discussion and Analysis for the years ended December 31, 2005, 2004 and 2003. The Annual Report to Shareholders can be found on SEDAR at www.sedar.com. Supplemental information for the years 2001-2005 is shown below:

	Year ended December 31,
	2005	2004	2003	2002	2001

Production statistics:
Total cash cost per ounce	$195	$192	$184	$160	$172
Ounces of gold produced	434,010	234,433	230,294	251,919	230,065
Average gold price realized per ounce	$454	$416	$368	$313	$272
Operating summary (millions of US dollars):
Revenues	$202.6	$94.7	$84.0	$80.8	$64.3
Net earnings (loss)	27.1	20.9	18.0	13.7	4.8
Cash flow from operations	89.0	37.4	33.9	33.8	18.5
(before changes in non-cash working capital and site closure and reclamation expenditures)
Financial Status: (millions of US dollars):
Working capital	$36.7	$27.4	$145.4	$169.1	$53.4
Total assets	721.2	613.3	530.6	474.5	148.7
Long-term liabilities	188.6	123.6	88.2	77.3	17.8
Shareholders’ equity	503.6	460.3	431.6	385.8	123.4
Per common share ($):
Net earnings	$0.21	$0.16	$0.14	$0.14	$0.07
Book value	3.82	3.52	3.32	3.06	1.48
Dividends	—	—	—	—	—
Weighted average common shares outstanding :
(in millions of shares)
Basic	131.3	130.5	128.1	98.8	73.6
Diluted	132.1	132.0	129.7	100.4	74.4
DIVIDENDS
No dividends were declared or paid in 2005, 2004, or 2003. The declaration and payment of future dividends is dependent upon the Company’s financial condition and other factors considered by the Board of Directors. See “Certain Tax Matters — Canadian Federal Income Tax Considerations” for information with respect to Canadian withholding tax applicable to non-Canadian shareholders.
OTHER INFORMATION
Investment Canada Act
There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares of the Company, other than withholding tax requirements (see “Certain Tax Matters” below).

There is no limitation imposed by Canadian law or by the memorandum or articles of the Company on the right of a non-resident to hold or vote common shares of the Company, other than as provided in the Investment Canada Act (Canada) (the “Investment Act”). The following discussion summarizes the principal features of the Investment Act for a non-resident who proposes to acquire common shares of the Company. It is general only and is not a substitute for independent advice from an investor’s own advisor, nor does it anticipate statutory or regulatory amendments.
The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian” as defined in the Investment Act (a “non-Canadian”), unless after review the minister responsible for the Investment Act (the “Minister”) is satisfied that the investment is likely to be of net benefit to Canada. An investment in common shares of the Company by a non-Canadian, other than one who is located in a World Trade Organization country (a “WTO Investor”) when the Company was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company was Cdn.$5 million or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity. An investment in common shares of the Company by a WTO Investor, or by a non-Canadian when the Company was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company in 2006 exceeds approximately Cdn.$265 million. A non-Canadian would acquire control of the Company for the purposes of the Investment Act if the non-Canadian acquired a majority of the common shares of the Company. The acquisition of less than a majority but one third or more of the common shares of the Company would be presumed to be an acquisition of control of the Company unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquirer through the ownership of common shares.
Certain transactions relating to common shares of the Company would be exempt from the Investment Act, including:
(a)	acquisition of common shares of the Company by a person in the ordinary course of that person’s business as a trader or dealer in securities,

(b)	acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act, and

(c)	acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, through the ownership of common shares, remained unchanged.
Certain Tax Matters
The following paragraphs summarize certain United States federal income tax considerations in connection with the receipt of distributions paid on Common Shares and the disposition of Common Shares of the Company as well as certain Canadian federal income tax considerations applicable to certain non-residents of Canada. These tax considerations are stated in brief and general terms and are based on United States and Canadian law currently in effect. There are other potentially significant United States and Canadian federal income tax considerations, including proposals to amend some of the rules summarized herein, and state, provincial or local income tax considerations with respect to ownership and disposition of the Common Shares that are not discussed herein. The tax considerations relative to ownership and disposition of the Common Shares may vary from taxpayer to taxpayer depending on the taxpayer’s particular status. Accordingly, holders and prospective holders of Common Shares of the Company should consult with their tax advisors regarding tax considerations that may apply to their particular situation.
United States Federal Income Tax Considerations for U.S. Holders
The following is a general discussion of certain possible United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as defined below) of Common Shares of the Company who holds such shares as capital assets. This discussion does not address all potentially relevant United States federal income tax matters. In particular, this discussion does not address the potential application of the United States alternative minimum tax or United States federal income tax consequences peculiar to persons subject to special provisions of United States federal income tax law, including but not limited to broker-dealers, taxpayers who have elected mark-to-market accounting, tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate dealers, partnership or other pass-through entities, and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation. In addition, this discussion does not cover any state, local or non-United States tax consequences, other than certain Canadian federal income tax considerations, discussed at “Canadian Federal Income Tax Considerations” below.
The following discussion is based upon the United States Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation that, if enacted, could be applied, possibly on a retroactive basis, at any time. The following discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of Common Shares of the Company and no opinion or representation with respect to the United States federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of Common Shares of the Company should consult their own tax advisors about the federal, state, local and foreign tax consequences of purchasing, owning and disposing of Common Shares of the Company.
U.S. Holders
As used herein, a “U.S. Holder” includes a holder of Common Shares of the Company who is a citizen or individual resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof or a trust or estate the income of which is taxable in the United States irrespective of source. Generally a trust is a U.S. Holder for federal income tax purposes if, and only if (i) a court within the United States is able to exercise primary supervision over the administration of the trust, and (ii) one or more United States persons have the authority to control all substantial decisions of the trust.
Distributions on Common Shares of the Company
The following discussion regarding the United States federal income tax consequences of distributions received by U.S. Holders with respect to Common Shares of the Company is subject to the discussion of the passive foreign investment company rules herein (see “Passive Foreign Investment Company” below). U.S. Holders receiving distributions (including constructive distributions) with respect to Common Shares of the Company are required to include in gross income for United States federal income tax purposes as dividends the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits (as determined for United States federal income tax purposes), without reduction for any Canadian income tax withheld from such distributions. Subject to certain limitations, such Canadian tax withheld may be deducted from U.S. Holders’ United States federal income or credited against the U.S. Holder’s United States federal income tax. (See more detailed discussion at “Foreign Tax Credit” below). Except to the extent that the Company is a PFIC with respect to any particular individual holder, dividends paid to individual holders of Common Shares of the Company generally should be eligible for the reduced tax rates applicable to qualified dividend income for taxable years beginning after December 31, 2002 and beginning before January 1, 2009.

Dividends paid on Common Shares of the Company generally will not be eligible for the dividends received deduction available to corporations.
A corporate U.S. Holder that owns 10% or more of the voting stock of the Company and receives a dividend distribution from the Company may be entitled to a foreign tax credit for a portion of the underlying Canadian corporate tax paid by the Company. The availability of this credit is subject to several complex limitations that are beyond the scope of this discussion, and holders are advised to consult their own tax advisors regarding the availability of this credit.
To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted tax basis in the Common Shares (and, to that extent, will reduce the U.S. Holder’s adjusted tax basis), and, thereafter, as gain from the sale or exchange of the Common Shares. (See more detailed discussion at “Disposition of Common Shares of the Company” below.)
Foreign Tax Credit
The following discussion regarding the United States federal foreign tax credit is subject to the discussion of the passive foreign investment company rules herein (see “Passive Foreign Investment Company” below).
A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of Common Shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign income taxes paid by (or withheld from) the U.S. Holder during the year.
The amount of foreign income taxes which may be claimed as a credit in any year is subject to significant and complex limitations, including the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income. In applying this limitation, the U.S. Holder’s various items of income and deduction must be classified into foreign and domestic sources, and complex rules govern the classification process. In addition, the foregoing limitation on the foreign tax credit is applied separately with respect to specific classes of income (such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income), thereby generally limiting the foreign tax credits allowable with respect to each class of income to the United States federal income taxes otherwise payable (or deemed payable) with respect to foreign source income in each such class. Furthermore, the rules for foreign tax credits and deductions are subject to further modification under the United States — Canada Income Tax Treaty. Due to the complexity of the rules governing the availability of, and limitations with respect to, the foreign tax credit, and the fact-specific application of those rules, holders and prospective holders of Common Shares of the Company should consult their own tax advisors regarding their entitlement to any foreign tax credit given their specific circumstances.
Disposition of Common Shares of the Company
The following discussion regarding the United States federal income tax consequences of dispositions of Common Shares of the Company by U.S. Holders is subject to the discussion of the passive foreign investment company rules herein (see “Passive Foreign Investment Company” below). A U.S. Holder will recognize a gain or loss upon the sale, exchange or other taxable disposition of Common Shares of the Company equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received upon the disposition, and (b) the shareholder’s adjusted tax basis in the Common Shares of the Company. This gain or loss will be capital gain or loss if the Common Shares are a capital asset in the hands of the U.S. Holder, and will be a short-term or long-term capital gain, or short-term or long-term capital loss, depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Preferential tax rates for net long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. In addition, deductions for net capital losses are subject to significant limitations. For non-corporate U.S. Holders, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), any unused net capital loss may generally be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains.
Passive Foreign Investment Company
In the following circumstance, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of Common Shares of the Company.
As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company (“PFIC”), as defined in Section 1297 of the Code, depending upon the percentage of the Company’s income which is passive, or the percentage of the Company’s assets which produce, or are held for the production of, passive income. For this purpose, passive income generally includes, among other things, dividends, interest, certain rents and royalties and gains from the disposition of passive assets. U.S. Holders owning common shares of a PFIC are subject to an additional tax on excess distributions and to an interest charge based on the value of deferral of tax for the period during which the common shares of the PFIC are owned. In addition, gain realized on the disposition of common shares of the PFIC is treated as ordinary income, rather than capital gain, and also subject to an additional tax and interest charge. Dividends paid by a PFIC are generally not eligible for the reduced tax rates applicable to qualified dividend income. Special foreign tax credit rules apply with respect to a PFIC; proposed regulations would apply these rules separately for each PFIC in which a shareholder owns stock.
However, if the U.S. Holder makes a timely election to treat a PFIC as a qualified electing fund (“QEF”) with respect to such shareholder’s interest therein, the above-described rules generally will not apply. Instead, the electing U.S. Holder would include annually in gross income their pro rata share of the PFIC’s ordinary earnings, and net capital gain regardless of whether such income or gain was actually distributed. A U.S. holder is not required to make a QEF election simply because another U.S. Holder makes the election. Gain realized on disposition of common shares of a QEF generally is treated as capital gain if the shares are a capital asset of the disposing shareholder.
Alternatively, a U.S. Holder may make a mark-to-market election for certain PFICs with marketable stock, thereby potentially avoiding the adverse tax consequences of PFIC characterization. Under such an election, the shareholder would determine his, her or its income or loss with respect to the PFIC stock as of the close of each taxable year. For example, an electing shareholder would include in income each year an amount equal to the excess, if any, of the fair market value of the PFIC stock as of the close of the taxable year over the shareholder’s adjusted basis in such stock. Any income included in income pursuant to the mark-to-market election would be treated as ordinary income. For tax years where the shareholder’s adjusted basis in the PFIC stock exceeds its fair market value, an electing shareholder may be entitled to a deduction, subject to certain limitations. Special rules apply to U.S. Holders who own their interests in a PFIC through intermediate entities or persons.
The Company believes that it was not a PFIC in any of the years ended December 31, 2005, 2004 or 2003. The Company’s determination in this respect has been made after a review of the regulations regarding PFICs and the application of those rules to its own past and present circumstances. The Company may have been a PFIC in earlier years. There can be no assurance that the Company’s determination concerning its PFIC status will not be challenged by the IRS, or that it will be able to satisfy record keeping requirements that will be imposed on QEFs. U.S. taxpayers who hold the Company’s shares may wish to consult with a personal tax advisor concerning the possible application of the PFIC provisions to their personal circumstances.

Canadian Federal Income Tax Considerations
Dividends paid on Common Shares held by non-residents of Canada will generally be subject to Canadian withholding tax. This withholding tax is levied at the basic rate of 25%, although this rate may be reduced by the terms of any applicable tax treaty. The Canada — U.S. tax treaty provides that the withholding rate on dividends paid to U.S. residents on Common Shares is generally 15% unless the holder is a company that owns at least 10% of the Common Shares, in which case the withholding rate is 5%.
Generally, a non-resident of Canada who holds Common Shares as capital property will not be subject to Canadian federal income tax on capital gains realized on the disposition of his Common Shares unless the holder either alone or together with persons with whom the holder does not deal with at arm’s length owns 25% or more of the outstanding Common Shares at any time in the previous 60 months. The Canada-U.S. tax treaty would generally exempt a capital gain realized by a resident of the United States from taxation by Canada.
ITEM 7: DESCRIPTION OF CAPITAL STRUCTURE
The Company has two classes of equity securities: common shares and preferred shares. At December 31, 2004, there were 200,000,000 Common shares without par value authorized. At an extraordinary meeting of shareholders on February 9, 2005, the limitation on the number of common shares the Company is authorized to issue was removed allowing the Company to issue an unlimited number of common shares. Each common share is entitled to one vote. At December 31, 2005 the Company had 131,918,803 common shares outstanding, and 131,994,545 common shares outstanding as of March 6, 2006.
There are 5,000,000 CDN$10 par value preferred shares authorized, of which none have been issued. The directors of the Company may issue preferred shares from time to time in one or more series with each series to consist of such number of preferred shares as may be determined by the directors. Prior to the issuance of a series of preferred shares, the directors may at their sole discretion determine the designation, rights, privileges, restrictions and conditions attaching to the series of preferred shares.
ITEM 8: MARKETS FOR SECURITIES
The Common Shares of the Company were first sold to the public under a prospectus dated May 2, 1973 at Cdn.$0.50 per share. The Company’s Common Shares are listed on the Toronto Stock Exchange and the New York Stock Exchange. Stock price history for the years 2005, 2004 and 2003 can be found on the inside back cover of the 2005 Annual Report to Shareholders, which is incorporated herein by reference.
Monthly high/low and trading volumes for 2005 for both the Toronto Stock Exchange and New York Stock Exchange are shown below:

Trading History on the Toronto Stock Exchange:

	Sales Price (Cdn$)		Average daily
2005	Low	High	volume
January	Cdn.$19.26	Cdn.$20.40	862,035
February	19.68	22.00	968,335
March	18.40	21.53	363,586
April	17.00	19.03	338,243
May	16.67	18.52	289,766
June	18.45	21.29	521,777
July	19.70	21.70	328,925
August	21.63	23.81	353,750
September	23.43	25.88	486,752
October	23.45	25.07	600,275
November	24.41	27.65	630,723
December	26.20	32.28	649,460
The price of the Company’s Common Shares as reported by the Toronto Stock Exchange at the close of business on December 31, 2005 was Cdn.$31.97 per share and on March 6, 2006 was Cdn.$32.18 per share.
Trading History on the New York Stock Exchange:

	Sales Price (US$)		Average daily
2005	Low	High	volume
January	$15.58	$16.82	862,035
February	15.80	18.00	1,307,721
March	15.18	17.73	614,895
April	13.61	15.44	582,276
May	13.13	14.95	513,328
June	14.81	17.37	590,277
July	16.12	17.64	565,910
August	17.41	19.86	733,400
September	19.72	22.20	1,003,081
October	19.32	21.63	1,096,738
November	20.65	23.53	1,037,448
December	22.57	27.64	1,354,890
The price of Company’s Common Shares as reported by the New York Stock Exchange at the close of business on December 31, 2005 was $27.48 and on March 6, 2006 was $28.21 per share.
ITEM 9: ESCROWED SECURITIES
The Company holds 581,250 common shares held in escrow pursuant to a Francisco agreement dated June 10, 1986. These escrowed shares are the result of the acquisition of Francisco in July 2002. The escrow agent is Computershare Investor Services Inc. These escrowed shares are entitled to be released upon request of the holder of the shares and receipt of required regulatory approval.
ITEM 10: DIRECTORS AND OFFICERS
Reference is made to the sections of the Information Circular and Proxy Statement of the Company dated March 6, 2006, which are incorporated herein by reference. For “Security Ownership by Directors and Executive Officers”, pages 5 through 7; for “Elections of Directors”, pages 7 through 10; for “Corporate Governance and Committees”, pages 30 through 36. The Information Circular and Proxy Statement can be found on SEDAR at www.sedar.com. Information on the directors and officers of the Company is shown below.

Name and residence	Position and Term Served
A. Dan Rovig	Director, November 1989 to August 1997 and Chairman, November 1998 to present
Chairman of the Board
Reno, Nevada

C. Kevin McArthur Director President and CEO Reno, Nevada	President and Chief Executive Officer of the Company since January 1998; Director of the Company January 1998 to present.

A . Ian S. Davidson Director Canada	Vice-President of RBC Dominion Securities Inc.; Director of the Company June 1994 to present.

Jean Depatie	President of Decamine Inc.; Director of the Company December 1997 to present.
Director
Canada

Kenneth F. Williamson	Independent consultant; Director of the Company April 1999 to present.
Director
Canada

P. Randy Reifel Director Canada	President of Chesapeake Gold Corp.; President of Francisco Gold Corp. February 1984 to July 2002; Director of the Company July 2002 to present.

Charles A. Jeannes Reno, Nevada	Executive Vice-President Administration, General Counsel and Secretary of the Company since July 2005; Senior Vice-President Administration, General Counsel and Secretary of the Company April 1999 to June 2005.

James S. Voorhees Reno, Nevada	Executive Vice President Operations and Chief Operating Officer of the Company since July 2005; Vice President Operations and Chief Operating Officer of the Company June 1999 to June 2005.

Cheryl S. Maher	Vice President Finance, Chief Financial Officer and Treasurer of the Company since March 2000.
Reno, Nevada

David L. Hyatt Reno, Nevada	Vice President, U.S. Operations of the Company since June 2002 Vice President, Investor Relations of the Company March 2000 to June 2002.

Tim Miller Reno, Nevada	Vice President, Central American Operations of the Company since July 2005; Project Manager of the Company’s Marlin mine April 2003 to June 2005; Process Manager at the Company’s San Martin mine March 2000 to March 2003.

Tim Haldane Reno, Nevada	Vice President, Development of the Company since July 2005 Project Director of the Company’s El Sauzal mine July 2002 to June 2005; Metallurgical Manager for the Company, July 1999 to June 2002.

Charles Ronkos	Vice President, Exploration of the Company since July 2005;
Reno, Nevada	Manager of Exploration of the Company May 1999 to June 2005.

Joseph Danni Reno, Nevada	Vice President, Corporate Communications of the Company since July 2005; Senior Vice President, Corporate Relations, Placer Dome Inc. 1992-2005; Vice President, Corporate Government Relations, Homestake Mining 1979 to 1992.
ITEM 11: PROMOTERS
None.
ITEM 12: LEGAL PROCEEDINGS
During 2003, legislative and administrative actions were taken by the State of California to require that any new open pit metallic mines be completely back-filled at the completion of mining. The Company believes that these actions were taken directly to attempt to stop the Company’s Imperial Project, as a requirement to back-fill renders the project uneconomic. Consequently, the Company has filed a Notice of Arbitration against the United States pursuant to the North American Free Trade Agreement. The Notice alleges that the Company’s property rights comprising its Imperial Project in California have been unlawfully taken by various actions of the United States and the State of California, for which it is entitled to compensation. The Company is seeking recovery of the value of the Imperial Project, pre- and post-award interest and various costs incurred by the Company. A three-person arbitration panel has been selected, and the panel has recently issued a scheduling order which contemplates the claim being heard in March 2007. The Company cannot predict how long it may take to complete this legal process or whether it will be successful in its action.
In Honduras, three actions are currently pending. In the first action, a criminal suit originally filed in January 2000 by the Honduran prosecutor’s office is still pending. The suit alleges illegal use of water, damage to a local river from sand and gravel extraction operations, and the removal of trees without appropriate permits. The Company has denied all of the allegations and has petitioned for final dismissal of the case. In a civil action, both the Country of Honduras and the Company, as intervenor, have appealed in front of the Supreme Court in Honduras a decision from the Court of Appeal in favor of a private party against the Country of Honduras where the plaintiff is suing for recognition of their right of a mineral discovery in the area of the San Martin Mine. However, the alleged site is located outside the present and anticipated mining areas of the mine. In 2004 a civil case was filed resulting from an auto accident involving a Company vehicle, and a criminal case alleging usurpation of private property was also initiated. The Company believes none of these actions will have a material adverse effect on the financial position or results of operations of the Company.
On March 2, 2004, the Company received notice that the Record of Decision issued by the Bureau of Land Management (“BLM”) approving the Millennium expansion at the Marigold Mine has been appealed to the Department of the Interior Board of Land Appeals (“IBLA”) by Western Exploration Inc., a company that holds private lands adjoining the expansion area. The appeal alleges the potential for future harm to these lands from the placement of heap leach pads or waste dumps, and requests that these facilities be moved to other areas on the Marigold property. The appellant has requested that the Record of Decision be stayed while its appeal is considered. On April 16, 2004, the IBLA denied both the appellant’s request for a stay and their request for a hearing. Although the appeal remains, the IBLA has indicated that the appellant’s have failed to demonstrate a likelihood of success on the merits of their claim. The Company cannot predict how long it may take to complete this legal process or whether it will be successful in defending the appeal.

ITEM 13:	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
The Company believes no director or executive officer of the Company has had any interest in any material transaction during the years ended December 31, 2005, 2004 and 2003.
ITEM 14: TRANSFER AGENTS AND REGISTRAR
The transfer agent and registrar in Canada is Computershare Investor Services Inc., Vancouver, B.C., Canada. The Co-registrar and Co-transfer agent is Computershare Investor Services, Golden, Colorado, U.S.A.
ITEM 15: MATERIAL CONTRACTS
On June 30, 2004, the Company signed a loan agreement with International Finance Corporation, a division of the World Bank. The facility provides for up to $45.0 million in funding for development of the Company’s Marlin Project in Guatemala. The facility is available for drawdown until December 31, 2005, with any funds drawn repayable over three years at a six-month LIBOR plus 2.625%-based interest rate. The facility is secured by a pledge of the Company’s shares in the related Guatemalan subsidiaries. As at December 31, 2005, there was $45.0 million outstanding under the facility. Repayments are scheduled to begin in January 2007 and will be made semi-annually through July 2009. The interest rate at December 31, 2005 was 6.445%.
On March 4, 2005, the Company finalized a $50.0 million revolving credit facility with the Bank of Nova Scotia. The facility is available for drawdown in United States dollars or ounces of silver with repayment at any time during the three-year period ending March 4, 2008 at a bank base rate or LIBOR-based rate (plus 0.25%-1.50% depending on financial ratios), payable according to the quoted rate term. The facility is secured by a pledge of the Company’s shares in certain U.S. and Mexican mining subsidiaries. There was $35.0 million outstanding under this facility at year-end. The LIBOR-based interest rate at December 31, 2005 was 5.57%.
On February 24, 2006 the Company announced that it has entered into an agreement whereby the Company will acquire all of the issued and outstanding shares of Western Silver Corporation (“Western Silver”), a British Columbia, Canada corporation, pursuant to a plan of arrangement. Western Silver’s principal asset is the Peñasquito development project in Zacatecas, Mexico.
The Company anticipates it will issue approximately 33.4 million common shares and 1.8 million option rights under the terms of the agreement. Completion of the transaction is subject to execution of a definitive agreement and approval by Western Silver shareholders and regulatory authorities.
The Board of Directors of each company has unanimously approved the transaction. If Western Silver terminates the transaction as a result of a superior offer, the Company is to receive a termination fee equal to 3.5% of the market capitalization of Western Silver at the time of the termination. (Also see Item 4 – General Development of the Business).
The Company has no other material contracts outside those entered into in the ordinary course of business other than those disclosed above. The two loan agreements and the letter agreement with Western Silver have been filed on SEDAR and EDGAR as material contracts.

ITEM 16: INTERESTS OF EXPERTS
The proven and probable mineral reserves and the mineral resources of the Company as at December 31, 2005, 2004, and 2003 included in this Annual Information Form were determined by employees of the Company under the supervision of James S. Voorhees, P. Eng., Chief Operating Officer of Glamis, given on his authority as an expert in mining, engineering and geology. Mr. Voorhees is a “Qualified Person’’ within the meaning of National Instrument 43-101 of the Canadian Securities Administrators. The proven and probable mineral reserves as reported in this Annual Information Form were audited by Mine Development Associates, Inc., Reno, Nevada an entity that is not affiliated with the Company. All invoices are settled in cash.
ITEM 17: ADDITIONAL INFORMATION
Additional information relating to the Company including the audited financial statements, management’s discussion and analysis, the Company’s 2005 Annual Report to Shareholders, and the Company’s Information Circular and Proxy Statement dated March 6, 2006 can be found on SEDAR at www.sedar.com; at the United States Securities and Exchange Commission website at www.sec.gov; or on the Company’s website at www.glamis.com
Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, options to purchase securities, and interests of insiders in material transactions, if applicable, is contained in the Company’s Information Circular and Proxy Statement dated March 6, 2006. Additional financial information is provided in the Company’s 2005 Annual Report to Shareholders.
INFORMATION CONCERNING THE COMPANY’S AUDIT COMMITTEE AND EXTERNAL AUDITOR
The Audit Committee’s Duties and Charter
The Audit Committee reviews all financial statements of the Company prior to their publication, reviews audits, considers the adequacy of the audit procedures, recommends the appointment of independent auditors, reviews and approves professional services to be rendered by them and reviews fees for audit services. The Audit Committee meets with the Company’s auditors without management being present to discuss the various aspects of the Company’s financial statements and the independent audit.
On August 4, 2000, the Board adopted a charter for the Audit Committee to follow in carrying out its audit and financial review functions. This charter was amended and restated by the Board as of February 12, 2004 and is as follows:
AMENDED AND RESTATED
AUDIT COMMITTEE CHARTER
(As of February 12, 2004)
This Charter shall govern the activities of the Audit Committee of the Board of Directors of the Company, when and to the extent that said Committee is carrying out its audit and financial review functions.
I.	COMMITTEE PURPOSES
The essential function of the Audit Committee (the “Committee”) is to assist the Board of Directors (the “Board”) in its oversight of (1) the integrity of the Corporation’s financial statements, (2) the Corporation’s compliance with legal and regulatory requirements, (3) the independent auditor’s qualifications and independence, and (4) the performance of the

Corporation’s internal audit function and independent auditors.
In addition, the Committee shall prepare such reports as may, from time to time, be required under the laws, rules, regulations, or stock exchange requirements and rules applicable to the Corporation.
II.	COMPOSITION
The Committee shall be comprised of three or more directors as determined by the Board, each of whom shall meet the independence requirements of the New York Stock Exchange, the Toronto Stock Exchange, Section 10A(m)(3) of the Securities Exchange Act of 1934, the rules and regulations of the Securities and Exchange Commission and applicable Canadian securities laws, rules and regulations, each as may be in effect from time and subject to any applicable transition rules. In addition, each director shall be otherwise free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Committee.
All members of the Committee shall have a working familiarity with basic finance and accounting practices including the ability to read and understand fundamental financial statements, including the balance sheet, income statement, and statement of cash flows.
At least one member of the Committee shall have accounting or related financial expertise. Financial expertise includes past employment experience in finance, banking, or accounting; requisite professional certification in accounting; or prior comparable experience, such as being or having been charged with financial oversight responsibilities, which results in the member’s financial sophistication.
Members of the Committee may not serve on the audit committee of more than two other public companies unless the Board determines that such simultaneous service would not impair the ability of such member to effectively serve on the Committee.
The members of the Committee shall be appointed and may be replaced, with or without cause, by the Board. Members of the Committee shall serve until such member’s successor is duly appointed or until such member’s earlier resignation or removal. The Committee shall elect a Chair of the Committee, subject to the approval of the Board. Unless prohibited by applicable laws, rules or regulations, in exigent circumstances caused by time constraints or similar factors, the Chair of the Committee is authorized to take actions required of the Committee under this Charter and to report such actions to the Committee.
III.	MEETINGS
The Committee shall meet at least four times annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee should meet at least annually with management, the independent accountants and the head of the Corporation’s internal audit group in separate executive sessions to discuss any matters that the Committee or each of these groups believe should be discussed privately. In addition, the Committee should meet with management, the independent accountants and the Corporation’s internal auditors as described in Section IV below.

IV.	RESPONSIBILITIES AND DUTIES
To fulfill its responsibilities and duties the Committee shall:
Documents/Reports Review
1.	Review this Charter at least annually for adequacy and update its provisions, as conditions dictate. The Committee shall annually review the Committee’s own performance.

2.	Review with the Corporation’s financial management and the independent accountants the Corporation’s annual audited financial statements, and the financial statements, including the Corporation’s disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included in the Corporation’s Annual Information Form and any other annual reports or other financial information submitted to any governmental or regulatory body, or the public, including any certification, report, opinion, or review rendered by the independent accountants. The Committee shall determine whether the audited financials should be included in the Corporation’s Annual Information Form or any other annual reports or other financial information submitted to any governmental or regulatory body, or the public.

3.	Review with the Corporation’s management and the independent accountants the Corporation’s quarterly financial statements, prior to its filing with any governmental body and prior to the release of earnings.

4.	Discuss with management, and where appropriate, with the independent accountants, information included in the Corporation’s earnings press releases, including the use of “pro forma” or “adjusted” non-GAAP information, as well as material changes to financial information and earnings guidance provided to analysts, rating agencies and the public. Such discussion may be done generally, consisting of discussion of the types of information to be disclosed and types of presentations to be made.

5.	Discuss with management the Corporation’s major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Corporation’s risk assessment and risk management policies.

6.	The Committee shall report regularly to the Board and shall review with the Board any issues which arise with respect to the quality or integrity of the Corporation’s financial statements, the Corporation’s compliance with legal or regulatory requirements, the performance of the Corporation’s independent accountants or the performance of the Corporation’s internal audit function.
Independent Accountants
7.	The Committee shall have the sole authority to appoint or replace the independent accountants (subject, if applicable, to shareholder ratification). The Committee shall be directly responsible for the compensation and oversight of the work of the Corporation’s independent accountants (including resolution of disagreements between management and the independent accountants regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other related work for the Corporation. The independent accountants shall report directly to the Committee.

8.	The Committee is to obtain and review a report by the independent accountants on a periodic basis (at least annually) describing (a) the independent accountant’s internal quality-control procedures, (b) any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years, respecting one or more independent audits carried out by the independent auditors, (c) any steps taken to deal with such issues, and (d) all relationships between the independent accountant and the Corporation. The Committee shall evaluate the independent accountant’s qualifications, performance and independence, including considering whether the independent accountant’s quality controls are adequate and whether the provision of permitted non-audit services is compatible with maintaining the accountant’s independence, and taking into account the opinions of management and the Corporation’s internal auditors. The Committee shall present its conclusions with respect to the independent accountant to the Board.

9.	Review and evaluate the lead partner(s) of the independent accountant. As and to the extent, if any, required by law, ensure the rotation of the lead audit partner having primary responsibility for the audit. Consider whether, in order to assure continuing auditor independence, there should be a rotation of the independent audit firm on a regular basis.

10.	Periodically consult with the independent accountants out of the presence of the Corporation’s management about internal controls and the completeness and accuracy of the financial statements, including a discussion of the critical accounting policies and practices used, alternative treatments of financial information within applicable generally accepted accounting principles that have been discussed with management, the ramifications of the use of any such alternatives treatments and any other communications between the independent accountants and management.
Financial Reporting Process
11.	In consultation with the independent accountants, review the integrity of the Corporation’s financial reporting processes, both internal and external.

12.	Consider the independent accountant’s judgments about the quality and appropriateness of the Corporation’s accounting principles as applied in its financial reporting.

13.	Consider and approve, if appropriate, major changes to the Corporation’s auditing and accounting principles and practices as suggested by the independent accountants or management.
Process Improvement
14.	Not less than annually, review and discuss with management and the independent accountants any significant judgments made in Corporation management’s preparation of the financial statements and the view of each as to appropriateness of such judgments.

15.	Following completion of the annual audit, review separately with each of management and the independent accountants any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information and any significant disagreement between management and the independent auditors and management’s response thereto.

16.	Establish policies on the Corporation’s hiring of employees or former employees of the independent accountants who participated in any capacity in the audit of the Corporation.

17.	Review with the independent accountants and management the extent to which changes or improvements in financial or accounting practices, as approved by the Committee, have been implemented. This review should be conducted at an appropriate time subsequent to implementation of changes or improvements, as decided by the Committee.
Legal Compliance
18.	Confirm that the Corporation’s management has the proper review system in place to ensure that Corporation’s financial statements, reports and other financial information disseminated to governmental and regulatory organizations and the public satisfy legal requirements.

19.	Review legal compliance matters with the Corporation’s general counsel.

20.	Review with the Corporation’s general counsel any legal matter that the Committee understands could have a significant impact on the Corporation’s financial statements.

21.	Conduct or authorize investigations into matters within the Committee’s scope of responsibilities. The Committee shall have the authority to retain independent legal, accounting or other advisors, as the Committee determines are necessary in order to carry out its duties. The Corporation shall provide the appropriate funding, as determined by the Committee, for payment of compensation to the independent accountants engaged to prepare or issue an audit report or to perform other related services and to any advisors engaged by the Committee and for ordinary administrative expenses of the Committee which are necessary or appropriate in order for the Committee to carry out its duties.

22.	Establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

23.	Perform any other activities, consistent with this Charter, the Corporation’s Articles and governing law, as the Committee or the Board deems necessary or appropriate.
Related Party Transactions
24.	Review for fairness to the Corporation and its subsidiaries, as applicable, proposed transactions or other arrangements between any affiliated or related party and either the Corporation or any of its subsidiaries, and recommend to the Board whether the transactions or other arrangements should be approved. As used herein, the term “related party” means any officer, director or shareholder holding a greater than 5% interest in the Corporation, or any entity in which any such person has a financial interest.

25.	Review and make recommendations to the Board regarding any dispute between any affiliated or related party and either or both the Corporation and its subsidiaries.
Limitation of Responsibility
26.	While the Audit Committee has the responsibilities and powers provided by this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Corporation’s financial statements are complete and accurate and are in accordance with generally accepted accounting principles. This is the responsibility of management and the independent accountant.
Composition of the Audit Committee
The Company’s Audit Committee is comprised of Ian Davidson, Dan Rovig and Kenneth Williamson (Chairman), all of whom are independent Directors within the meaning Multilateral Instrument 52-110 (“MI_52-110”) of certain of the Canadian Securities Administrators and within the meaning of Part 303.01 of the Listed Company Manual of the New York Stock Exchange. The Audit Committee met 5 times during 2005.
The Board has established definitions for “financial literacy” and “accounting or related financial expertise” which conform to the definition of “financial literacy” contained in MI 52-110 and has determined that all members of the Audit Committee are financially literate. All Audit Committee members have significant management experience in the mining, securities or investment banking industry as well as extensive continuing financial education. In addition, the Board has determined that Mr. K.F. Williamson, the Chair of the Audit Committee, is an “Audit Committee Financial Expert” within the meaning of SEC regulations relating to audit committees.
Pre-Approval Policies and Procedures
All services to be performed by the Company’s Independent Auditor must be approved in advance by the Audit Committee. The Audit Committee has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence and has adopted a policy governing the provision of these services. This policy requires the pre-approval by the Audit Committee of all audit and non-audit services provided by the external auditor, other than any de minimus non-audit services allowed by applicable law or regulation.
Pre-approval from the Audit Committee can be sought for planned engagements based on budgeted or committed fees. No further approval is required to pay pre-approved fees. Additional pre-approval is required for any increase in scope or in final fees.
Principal Accountant Fees and Services
KPMG LLP has served as the Company’s independent auditors since March 11, 1986. Fees billed by KPMG LLP and its affiliates during fiscal 2005 and fiscal 2004 were $831,623 and $803,058, respectively. The aggregate fees billed by the auditors in fiscal 2005 and fiscal 2004 are detailed below.

	Fiscal 2005	Fiscal 2004
Audit Fees	$544,626	$330,249
Audit Related Fees	$145,830	$207,717
Tax Fees	$141,167	$265,092
All Other Fees	—	$—

Total Fees	$831,623	$803,058
The nature of each category of fees is as follows:
Audit Fees
Audit fees were paid for professional services rendered by the auditors for the audit of the Company’s annual consolidated financial statements and reviews of the Company’s interim consolidated financial statements or services provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees
Audit-related fees were paid for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under the Audit Fees item above.
Tax Fees
Tax fees were paid for tax compliance, tax advice and tax planning professional services. These services consisted of: tax compliance including the review of original and amended tax returns; assistance with questions regarding tax audits; assistance in completing routine tax schedules and calculations; and tax planning and advisory services relating to common forms of domestic and international taxation.